Exhibit 99.1

[Translation]

CONVOCATION NOTICE OF THE 1ST ORDINARY

GENERAL MEETING OF SHAREHOLDERS

For the Fiscal Period Ended March 31, 2006

DAIICHI SANKYO COMPANY, LIMITED

[Translation]

(Securities Identification Code 4568)

June 2, 2006

To Shareholders,

DAIICHI SANKYO COMPANY, LIMITED

Takashi Shoda, President

5-1, Nihonbashi Honcho 3-chome,

Chuo-ku, Tokyo, Japan

CONVOCATION NOTICE OF THE 1ST ORDINARY GENERAL MEETING

OF SHAREHOLDERS

Daiichi Sankyo Company, Limited respectfully requests your attendance at the 1st Ordinary General Meeting of Shareholders (“the Meeting”), which will be held as detailed below.

If you will not be able to attend the Meeting, you may exercise your voting rights through either of the methods described below, in which case we ask that you please exercise your voting rights by 17:30 (within our business hours), Wednesday, June 28, 2006 (Japan Time), after considering the attached reference materials.

[Exercise of Voting Rights by Mail]

After referring to the “Information on Exercise etc. of Voting Rights” on page 50-51 before exercising your voting rights, please indicate your approval or disapproval for the proposals on the enclosed voting form and return the form bearing your registered seal to us. Your completed voting form must arrive no later than the time mentioned above.

[Exercise of Voting Rights on the Internet etc.]

After referring to the “Information on Exercise etc. of Voting Rights” on page 50-51, please vote on the Internet at the dedicated voting website (http://www.evote.jp/).

1.	Date and Time:	June 29, 2006, Thursday at 10 a.m. (Japan Time)

2.	Place:	Rose Room, Palace Hotel 2F, 1-1, Marunouchi 1 chome, Chiyoda-ku, Tokyo, Japan

3.	Purpose of the Meeting:
Reports:

1.       Reports on the Business Report, the Consolidated Balance Sheet, and the Consolidated Statement of Income for the 1st Fiscal Year (from September 28, 2005 to March 31, 2006); and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors

2.       Reports on the Balance Sheet and the Statement of Income for the 1st Fiscal Year (from September 28, 2005 to March 31, 2006)

Proposals:
	First Agenda Item:	Approval of the Proposal for Appropriation of Retained Earnings of the 1st Fiscal Year
	Second Agenda Item:	Reduction of Capital Reserve
	Third Agenda Item:	Amendment to the Articles of Incorporation
	Fourth Agenda Item:	Election of Ten (10) Directors
	Fifth Agenda Item:	Election of Four (4) Corporate Auditors
	Sixth Agenda Item:	Election of One (1) Supplemental Corporate Auditor

4.	Information on Exercise of Voting Rights Please refer to the “Information on Exercise etc. of Voting Rights” on page 50-51.

(If attending the Meeting in person, please hand in the enclosed Card for Exercise of Voting Rights at the reception desk.)

[Translation]

[Attachment]

Business Report

(From September 28, 2005 to March 31, 2006)

1.	Review of Operations

(1)	Operational Progress and Results of the Group

DAIICHI SANKYO COMPANY, LIMITED (“DAIICHI SANKYO” or the “Company”) is a joint holding company established on September 28, 2005 through the joint stock transfer implemented by Sankyo Company, Limited (“Sankyo”) and Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) Accordingly, performance figures for the fiscal year include the two subsidiaries’ consolidated results from April 1, 2005 through March 31, 2006, as well as the Company’s non-consolidated results from September 28, 2005 through March 31, 2006.

While, the global pharmaceutical market continues to realize a certain level of growth, led by the U.S. market, the global market is characterized by such trends as the progressive globalization and the increasing strictness of new drug development standards as well as the intense competition centered on global mega pharmaceutical companies in the areas of both R&D and marketing activities. In the Japanese market, measures to contain healthcare costs advanced further as national university hospitals were reorganized into independent medical corporations and an increasing number of medical institutions have been adopting a new comprehensive in-hospital treatment evaluation system. In addition, the competition among increasingly prominent foreign-owned pharmaceutical companies and other major companies has intensified, which resulted in our business environment being intensively harsh.

The DAIICHI SANKYO Group (the “Group”) focused its marketing efforts on expanding markets for its products by promoting the proper use of drugs through the provision of accurate information related to the efficacy and safety of its products. As a result, the Company posted consolidated net sales of ¥925,918 million in its first inaugural fiscal year. In the Japanese market, the Company’s top-selling products, including the antihypertensive agents Olmetec® and Calblock®, the broad-spectrum oral antibacterial agent Cravit® and Artist®, a treatment for high blood pressure, angina, and chronic cardiac insufficiency contributed to the net sales. In overseas markets, leading contributors to the net sales included exports of the synthetic antibacterial levofloxacin (bulk) and the antihypertensive agent olmesartan (sold as Benicar® in North America and as Olmetec® in Europe).

In terms of profitability, the Company invested in improving quality and technology levels while promoting cost-reduction measures. As a result, the total cost of sales amounted to ¥290,735 million (cost-of-sales ratio: 31.4%); selling, general and administrative expenses totaled ¥480,454 million, of which research and development expenses accounted for ¥158,716 million. Operating income was ¥154,728 million and ordinary income was ¥159,714 million.

The Company took a charge of ¥9,893 million related to the business integration and also posted an impairment loss of ¥5,253 million for idle property, plant and equipment in the extraordinary losses. Net income for the year ended March 31, 2006 amounted to ¥87,692 million.

The operational progress reviewed by segment are as follows:

Net sales in the pharmaceuticals segment totaled ¥784,666 million, and operating income amounted to ¥148,114 million.

Uncertainty plagued the business environment in the Japanese prescription drug market with an ongoing impact of government initiatives to reduce healthcare spending, including more affirmative measures to promote the use of generic medicines, and a downward revision in the National Health Insurance (NHI) drug price implemented in April 2006 by an average of 6.7%.

Under these market conditions, sales of prescription drugs in the Japanese market totaled ¥431,401 million. Although sales of the antihyperlipidemic agent Mevalotin® declined, several leading products recorded higher sales, including the broad-spectrum oral antibacterial agent Cravit® and the antihypertensive agent Olmetec®. Sales revenue was also increased by a receipt of the milestone payments related to the approval on manufacturing and marketing of the antiplatelet agent Plavix®.

[Translation]

Sales of prescription drugs in overseas markets totaled ¥289,530 million. Sales of pravastatin (bulk), an antihyperlipidemic agent, declined due to its patent expiration in Europe and fierce competition in the United States. Sales of the antihypertensive agent olmesartan (marketed as Benicar® in North America and as Olmetec® in Europe) increased significantly, and exports of the synthetic antibacterial levofloxacin (bulk) also generated a steady growth. In addition, favorable currency translation arising from yen depreciation contributed to the higher sales amount.

Sales of healthcare drugs amounted to ¥27,900 million. Depressed market conditions in Japan and the entry of rival products resulted in lower sales of leading products such as the hair growth agents Karoyan Gush® and Cystina C®, a vitamin C complex. The decrease was offset by brisk sales of Lamisil AT®, the switch-OTC formulation of a prescription drug for treating athlete’s foot.

Sales in the other segment totaled ¥141,251 million, and operating income amounted to ¥6,146 million. The Group plans to focus its resources on the pharmaceutical business. To this end, the Company will spin off the non-pharmaceutical businesses as independent enterprises, and thereby realize greater operational efficiency.

R&D Activities

R&D spending by the Group, which was mostly incurred in the pharmaceutical segment, totaled ¥158,716 million (17.1% of net sales).

The R&D activities of the Group are directed at realizing the Company’s vision of being a “Global Pharma Innovator”. The Group focused its R&D investments in the strategic therapeutic areas with the aim of bringing a continuous stream of world-class innovative drugs to the market, while also trying to shorten the lead time to launch a new product.

As part of the ongoing integration process, the Company first moved to integrate the R&D decision-making bodies of Sankyo and Daiichi. By unifying R&D management into an integrated structure, the Company aims to accelerate those high-priority development projects that are positioned to become the driving force for future business growth.

In terms of the development status, on the Sankyo side, a regulatory approval was obtained in January 2006 for Loxonin® poultice (generic name: loxoprofen sodium), a percutaneous absorption-type analgesic and anti-inflammatory preparation, and the product was launched in May 2006 in Japan. In addition, on the Daiichi side, a regulatory approval was obtained in January 2006 for Urief® (generic name: silodosin), an agent for treating dysuria that was jointly developed with Kissei Pharmaceutical Co., Ltd., and for Plavix® (generic name: clopidogrel sulfate), an antiplatelet agent. Both products were launched also in May 2006. Based on an agreement reached in September 2005 to transfer the marketing rights to Sanofi-Aventis S.A., Daiichi transferred the approval for Plavix® to their Japanese subsidiary Sanofi-Aventis K.K. in March 2006. The Company plans to continue collaborating with Sanofi-Aventis K.K. on the manufacture and promotion of Plavix® in Japan.

In January 2006, Sankyo concluded an agreement with U.S.-based KAI Pharmaceuticals, Inc. for KAI-9803 (the Company’s internal code: CS-9803), a treatment for myocardial infarction and cerebral infarction currently in Phase I/II clinical trials in the United States, in which the Company gained exclusive worldwide development, manufacturing and distribution rights for that drug. The joint development of the drug with KAI Pharmaceuticals is expected to continue.

Based on its ongoing reviews of the R&D projects, the Group terminated its involvement in the development of two drug candidates, CS-505, a treatment for arteriosclerotic disorders developed in-house due to its failure to demonstrate sufficient clinical efficacy in Phase II trials in the United States; and Fidarestat®, a diabetic neuropathy agent being jointly developed with Sanwa Kagaku Kenkyusho Co., Ltd. in order to concentrate its R&D resources on more strategic candidates.

The results of a large-scale clinical trial “MEGA Study” featuring a Sankyo drug, pravastatin (brand name: Mevalotin®), were presented in November 2005 at the annual American Heart Association (AHA) Scientific Sessions. This trial was a special study initiated in 1993 as a contract research project sponsored by the Ministry of Health, Labour and Welfare (the Ministry of Health and Welfare at the time) targeting approximately 8,000 hyperlipidemia patients with no past history of coronary heart disease. It represents the first large-scale randomized, comparative study in Japan to test the drug’s efficacy in primary prevention against cardiovascular disease over an average observation period of more than five years. The results of the study clearly underlined the significant potential clinical benefits of antihyperlipidemic therapy in Japan. Going forward, the Company plans to provide this information accurately and appropriately to the healthcare professionals communities.

[Translation]

(2)	Status of Plant and Equipment Investment of the Group

During the fiscal year under review, expenditures for the plants and equipment of the Group amounted to ¥30,300 million, mainly for:

•	Equipment for manufacturing at Onahama Plant, Sankyo Company, Limited

•	Equipment for manufacturing at Institute for Medical Research & Development, Daiichi Asubio Pharma Co., Ltd.

•	Equipment for manufacturing at Chiba Plant, Daiichi Radioisotope Laboratories, Ltd.

(3)	Status of Financing of the Group

With respect to financing of the Group, there is no particular information that must be reported.

(4)	The Group’s Issues to be dealt with

For the Group, the ongoing integration process is an opportunity to make it prepared to take its first step as a Japan-based “Global Pharma Innovator”. The Company is actively tackling the issues discussed below as part of this process.

(1) Realization of Complete Integration

In line with the integration schedule, the first step toward the complete business integration was the establishment of the Company as a joint holding company through the stock transfer. Operational integration has since progressed in several areas. Sales and marketing functions in the U.S., development functions in both Europe and the U.S., and the healthcare businesses was integrated on schedule by April 2006. The two remaining goals to complete by around the end of March 2007 are: the establishment of an independent operation outside the Group by all the non-pharmaceutical businesses; and the complete integration of the pharmaceutical businesses of Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. with the holding company, DAIICHI SANKYO.

The Group is focusing its collective efforts on the realization of complete integration with an aim of realizing the highest level of operational efficiency in the industry. Various business integration committees and common support teams for them such as HR systems team have been formed to guide this process. By the time the merger has been completed, the Company expects the integration process will have realized integration synergies by achieving an adequate size of personnel and streamlined cost structures, and also stronger management and business development functions as well as more effective HR training and development.

(2) Concentration on the Pharmaceutical Business

To promote superior earnings and consistent growth, the Group plans to concentrate on the pharmaceutical business consisting of prescription drug and healthcare product operations. The plan is to complete the establishment of an independent operation outside the Group by the non-pharmaceutical businesses by around the end of March 2007.

Fuji Flour Milling Co., Ltd. already concluded a merger agreement with Nitto Flour Milling Co., Ltd. in September 2005 and became independent of the Group when the merger came into effect in April 2006. Wakodo Co., Ltd. also will become independent of the Group in May 2006 as the Group sold its equity interests in Wakodo through a tender offer by Asahi Breweries, Ltd.

(3) Enhancement in Innovative Drug Discovery

In order to achieve its goal of developing innovative new drugs to fulfill unmet medical needs, the Company is working to build an R&D operation with specific management objectives. The principal objectives include (1) a global R&D organization on an appropriate scale; (2) sufficient scale to support innovative researches in the key therapeutic areas; (3) retention of researchers for in-house discovery of key drug candidates; and (4) effective and efficient controls on development projects coupled with timely decision-making.

The integration of the R&D management functions of Sankyo and Daiichi is one of the top management priorities within the overall integration process. Upon successful completion of the integration of the development organizations in Europe and the United States in April 2006, the Company has already started a global drug development process, a year ahead of the original schedule. Back in October 2005, the Company established the Global Executive Meeting of Research and Development (GEMRAD) as a newly integrated deliberative body. GEMRAD has designated cardiovascular, glucose metabolic, infectious and cancer diseases etc. as the strategic therapeutic areas for the Group. The selection of drug development candidates within these areas has also been completed. Based on a priority evaluation on each candidate, GEMRAD has selected five pipeline drugs as the top-priority development projects for the Group: prasugrel (CS-747), an antiplatelet agent; DU-176b, a factor-Xa inhibitor; CS-8663, a combination drug containing the antihypertensives olmesartan and amlodipine; DJ-927, a taxane derivative (oral anticancer); and DZ-697b, an antiplatelet agent. A development project team has been set up to manage R&D activities for each of these key pipeline drug candidates.

[Translation]

(4) Enhancement of Earnings Bases in Japan and Overseas

The integration of the domestic prescription drug businesses will result in a combined sales force of over 2,500 medical representatives (MRs), which will afford the Group superior marketing power in terms of both quality and quantity. The integration will also facilitate further strengthening of relationships with medical wholesalers operating on a national scale, thereby enabling the implementation of a distribution strategy that makes most use of economies of scale. Beginning in April 2007, the Company plans to concentrate its marketing power on promoting sales of the leading products, thereby increasing sales and creating a stronger base of sales operations within the domestic market. Collaborative activities have already commenced for Olmetec® (November 2005) and Cravit® (April 2006) to accelerate the realization of integration synergies.

In overseas markets, the Company plans to take full advantage of larger economies of scale created by the integration and thereby achieve substantial increases in product value by conducting both development and marketing in-house for certain high-priority projects, particularly in the United States. To this end, management recognizes a critical need in the expansion of overseas development and marketing bases in the United States and other markets. The Company plans to focus on such expansion through various means which include acquisition of external resources based on a business alliance- and M&A-centered strategy.

The Company established Daiichi Sankyo, Inc. by integrating the U.S.-based operations of Sankyo and Daiichi, in April 2006 and has been expanding the U.S. operations.

In the healthcare drug operations, the Company established Daiichi Sankyo Healthcare Co., Ltd., by integrating the healthcare businesses of Sankyo and Daiichi, and started its operations in April 2006.

Going forward, the Company plans to strengthen its earnings base by constructing a low-cost operational structure and by expanding sales of existing brands as well as new products, through its focus on integrated capabilities in R&D, sales and marketing.

In addition, in April 2006, the Company acquired all the shares of Zepharma Inc., a subsidiary of the healthcare business of Astellas Pharma Inc. The plan is to integrate the operations of Zepharma with those of Daiichi Sankyo Healthcare in April 2007, which will strengthen its earnings base by further expanding the scale of operations and by boosting brand asset values.

[Translation]

(5)	Trends in Operating Results and Assets of the Group and the Company

1)	Consolidated Results

(Millions of yen, unless otherwise stated)

1st fiscal year (Consolidated current fiscal year)
Net Sales	925,918
Ordinary Income	159,714
Net Income	87,692
Net Income per Share (Yen)	119.49
Total Assets	1,596,126
Net Assets	1,237,529

Notes:	1.	Because the Company was established as of September 28, 2005, there is no accounting data for the year 2004 or before.

	2.	Net income per share is calculated based on the average number of shares during the fiscal year. Treasury stock is deducted from the total number of issued shares when calculating the average number of shares.

2)	Non-consolidated Results

(Millions of yen, unless otherwise stated)

1st fiscal year (Current fiscal year)
Operating Revenue	76,656
Ordinary Income	73,591
Net Income	73,545
Net Income per Share (Yen)	100.06
Total Assets	1,209,278
Net Assets	1,206,810

Notes:	1.	Because the Company was established as of September 28, 2005, there is no accounting figure for the year 2004 or before.

	2.	Net income per share is calculated based on the average number of shares during the fiscal year. Treasury stock is deducted from the total number of issued shares when calculating the average number of shares.

[Translation]

2.	Outline of the Group and the Company (as of March 31, 2006)

(1)	Principal Business of the Group

DAIICHI SANKYO is a joint holding company established on September 28, 2005 through the joint stock transfer implemented by its two subsidiaries (Sankyo and Daiichi).

The Group consists of the Company, its two wholly owned direct subsidiaries and their 71 subsidiaries and 8 affiliates, for a total of 82 companies. The Group’s principal business is the manufacture and sale of pharmaceuticals.

(2)	Principal Branches, Plants and Laboratories of the Group

Daiichi Sankyo Company, Limited	Headquarters	Chuo-ku, Tokyo

Sankyo Company, Limited	Headquarters	Chuo-ku, Tokyo
Branches

Sapporo Branch, Tohoku Branch I (Miyagi), Tohoku Branch II (Miyagi), Tokyo Branch I, Tokyo Branch II, Saitama Branch, Chiba Branch, Yokohama Branch, Kitakanto Branch (Tokyo), Koshin-etsu Branch (Tokyo), Tokai Branch I (Aichi), Tokai Branch II (Aichi), Osaka Branch I, Osaka Branch II, Kobe Branch, Kyoto Branch, Hokuriku Branch (Ishikawa), Chugoku Branch I (Hiroshima), Chugoku Branch II (Okayama), Shikoku Branch (Kagawa), Kyushu Branch I (Fukuoka), Kyushu Branch II (Fukuoka), Kyushu Branch III (Fukuoka)

	Plants	Onahama Plant (Fukushima), Hiratsuka Plant (Kanagawa), Odawara Plant (Kanagawa), and Osaka Plant
	Laboratory	Shinagawa-ku, Tokyo

Daiichi Pharmaceutical Co., Ltd.	Headquarters	Chuo-ku, Tokyo

Branches

Sapporo Branch, Sendai Branch, Tokyo Branch I, Tokyo Branch II, Chiba/Saitama Branch (Chiba), Yokohama Branch, Nagoya Branch, Kyoto Branch, Osaka Branch, Kobe Branch, Hiroshima Branch, Takamatsu Branch, Fukuoka Branch

	Laboratory	Edogawa-ku, Tokyo

Wakodo Co., Ltd.	Headquarters	Chiyoda-ku, Tokyo

Nippon Nyukazai Co., Ltd.	Headquarters	Chuo-ku, Tokyo

Sankyo Agro Co., Ltd.	Headquarters	Bunkyo-ku, Tokyo

Sankyo Lifetech Co., Ltd.	Headquarters	Bunkyo-ku, Tokyo

Daiichi Pure Chemicals, Co., Ltd.	Headquarters	Chuo-ku, Tokyo

Daiichi Radioisotope Laboratories, Ltd.	Headquarters	Chuo-ku, Tokyo

Daiichi Fine Chemical Co., Ltd.	Headquarters	Takaoka-shi, Toyama

Daiichi Asubio Pharma Co., Ltd.	Laboratory	Mishima-gun, Osaka

Daiichi Pharmatech Co., Ltd.	Plant	Osaka, Shizuoka, Akita

Daiichi Sankyo, Inc.	Headquarters	Parsippany, NJ, U.S.A.

Luitpold Pharmaceuticals, Inc.	Headquarters	Shirley, NY, U.S.A.

Sankyo Pharma GmbH	Headquarters	Munich, Germany

[Translation]

(3)	Status of Shares

1)	Total Number of Shares

	Total Number of Shares Authorized to be Issued:	2,800,000,000 shares

	Total Number of Shares Outstanding:	735,011,343 shares

2)	Number of Shareholders:	63,819

3)	Major Shareholders

Name of Shareholders	Shareholders’ Investment in the Company		The Company’s Investment in Major Shareholders
	Number of Shares Held (thousand shares)	Ratio of Share Contribution (%)	Number of Shares Held (thousand shares)	Ratio of Share Contribution (%)
The Master Trust Bank of Japan, Ltd. (trust account)	55,883	7.60	—	—
Japan Trustee Services Bank, Ltd. (trust account)	48,316	6.57	—	—
Nippon Life Insurance Company	41,839	5.69	—	—
The Chase Manhattan Bank NA, London SL, Omnibus Account	15,945	2.16	—	—
Sumitomo Mitsui Banking Corporation	13,413	1.82	—	—
State Street Bank & Trust Co. 505103	12,833	1.74	—	—
The Bank of Tokyo- Mitsubishi UFJ, Ltd	9,468	1.28	—	—

Notes:	1.	The number of shares held and ratio of share contribution are rounded down to the nearest unit indicated.

	2.	The number of shares held by trust banks includes shares held relating to trust business.

4)	Acquisition, Disposition, and Holdings of Treasury Stock

(a) Stocks Acquired:

The Company’s Common Stocks	42,911 shares

Total Acquisition Amount	96,666,040 yen

(b) Stocks Disposed of:

The Company’s Common Stocks	5,303 shares

Total Disposal Amount	12,246,855 yen

(c) Stocks Invalidated:

N/A

(d) Treasury Stocks Held at the End of the Fiscal Year:

The Company’s Common Stocks	37,608 shares

5)	Status of Stock Subscription Rights

i)	Status of Outstanding Stock Subscription Rights:

N/A

ii)	Issued Stock Subscription Rights under Particularly Advantageous Terms to Individuals other than Shareholders during the Fiscal Year:

N/A

[Translation]

(4)	Status of Employees

1)	Status of Employees of the Group

Number of Employees	Change from previous fiscal year-end
18,434	—

Note:	1.	The number of employees are that of working employees, and does not include that of employees temporarily transferred to other groups, but does include that of employees temporarily transferred to the Group from other groups.

	2.	Because the Company was established as of September 28, 2005, there is no year-on-year change from previous fiscal year-end.

2)	Status of Employees of Daiichi Sankyo

Number of Employees	Change from previous fiscal year-end	Average Age	Average Number of Years in Service
76	—	42.4	19.0

Note:	1.	Employees of the Company are temporarily transferred from Sankyo Company, Limited. and Daiichi Pharmaceutical Co., Ltd., and the average years of service include the years with such companies.

	2.	Because the Company was established as of September 28, 2005, there is no year-on-year change from previous fiscal year-end.

(5)	Status of Business Combination

1)	The Status of Principal Subsidiaries:

Name of Subsidiary	Capital (Millions of yen)	Voting Rights Percentage (%)	Main Business
Sankyo Company, Limited	68,793	100.00	Research and development, manufacture and marketing of pharmaceuticals
Daiichi Pharmaceutical Co., Ltd.	45,246	100.00	Research and development, manufacture and marketing of pharmaceuticals
Wakodo Co., Ltd.	2,918	61.16 (61.16)	Manufacture and marketing of milk products and food, etc.
Nippon Nyukazai Co., Ltd.	300	100.00 (100.00)	Manufacture and marketing of fine chemicals, etc.
Sankyo Agro Co., Ltd.	350	100.00 (100.00)	Manufacture and marketing of agrochemicals, etc.
Sankyo Lifetech Co., Ltd.	300	100.00 (100.00)	Marketing of veterinary drugs and food additives, etc.
Daiichi Pure Chemicals, Co., Ltd.	1,275	100.00 (100.00)	Manufacture and marketing of pharmaceuticals and reagents
Daiichi Radioisotope Laboratories, Ltd.	1,400	100.00 (100.00)	Manufacture and marketing of radiopharmaceuticals
Daiichi Fine Chemical Co., Ltd.	2,276	100.00 (100.00)	Manufacture and marketing of fine chemicals and pharmaceuticals
Daiichi Asubio Pharma Co., Ltd.	11,000	100.00 (100.00)	Research and development, manufacture and marketing of pharmaceuticals
Daiichi Pharmatech Co., Ltd.	100	100.00 (100.00)	Manufacture of pharmaceuticals
Daiichi Sankyo, Inc.	24.9 million dollars	100.00 (100.00)	Research, development and marketing of pharmaceuticals
Luitpold Pharmaceuticals, Inc.	0.2 million dollars	100.00 (100.00)	Development, manufacture and marketing of pharmaceuticals
Sankyo Pharma GmbH	16 million euro	100.00 (100.00)	Development, manufacture and marketing of pharmaceuticals

Note:	The voting rights percentage shown between parentheses are for shares owned indirectly, and included in the percentage shown above.

[Translation]

2)	Change in Business Combination

i)	As of October 1, 2005, Daiichi Asubio Pharma Co., Ltd. changed its name from Daiichi Suntory Pharma Co., Ltd.

ii)	As of March 31, 2006, Sankyo Pharma, Inc., a U.S. subsidiary of Sankyo Company, Limited, merged by absorption with Daiichi Pharma Holdings, Inc., Daiichi Pharmaceutical Corp., and Daiichi Medical Research, Inc., U.S. subsidiaries of Daiichi Pharmaceutical Co., Ltd., and changed its name to Daiichi Sankyo, Inc.

iii)	Daiichi Sankyo Healthcare Co., Ltd. was established as of December 16, 2005. As of April 1, 2006, Daiichi Sankyo Healthcare Co., Ltd. succeeded the healthcare business of Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. by means of corporate division (“Kaisha-Bunkatsu”), and commenced its operation.

iv)	With respect to Sankyo’s subsidiary Wakodo Co., Ltd., Sankyo has decided to apply to a tender offer of Wakodo’s shares to be made by Asahi Breweries, Ltd. as from April 25, 2006 and to transfer the shares owned by Sankyo and others.

3)	Business Combination Results

The Company has 57 consolidated subsidiaries, including the above 14 principal subsidiaries. Consolidated net sales for the fiscal year under review, which was the Company’s first year, totaled ¥925,918 million. Consolidated ordinary income and net income were ¥159,714 million and ¥87,692 million, respectively.

4)	Status of Principal Alliances etc.

a) Licensing-in of technology

Licensee	Licensor	Country	Details of Technology
Sankyo Company, Limited	KAI Pharmaceuticals, Inc.	U.S.A.	Technology related to CS-9803, a treatment for myocardial infarction and cerebral infarction

Daiichi Pharmaceutical Co., Ltd.	Les Laboratoires Servier	France	Technology related to Coversyl®, a long-acting ACE inhibitor

Daiichi Pharmaceutical Co., Ltd.	F. Hoffman-La Roche	Switzer-land	Technology related to Artist®, a long-acting beta-blocker for treating high blood pressure, angina, and chronic cardiac insufficiency

Daiichi Sankyo, Inc.	Genzyme Corporation	U.S.A.	Technology related to WelChol®, the antihyperlipidemic agent

Luitpold Pharmaceuticals, Inc.	Vifor AG	Switzer-land	Technology related to Venofer®, a drug for treating anemia

b) Licensing-out of technology

Licensor	Licensee	Country	Details of Technology
Sankyo Company, Limited	Bristol-Myers Squibb Company	U.S.A.	Technology related to enzyme HMG-CoA reductase inhibitor, an antihyperlipidemic agent

Sankyo Company, Limited	Eli Lilly and Company	U.S.A.	Technology related to CS-747, an agent for ischemic disease

Sankyo Company, Limited	F. Hoffmann-La Roche Ltd.	Switzerland	Technology related to CS-023, a carbapenem antibiotic

Daiichi Pharmaceutical Co., Ltd.	Johnson & Johnson	U.S.A.	Technology related to levofloxacin preparation

Daiichi Pharmaceutical Co., Ltd.	Sanofi-Aventis Pharma Deutschland GmbH	Germany	Technology related to levofloxacin preparation

Daiichi Pharmaceutical Co., Ltd.	Santen Pharmaceutical Co., Ltd.	Japan	Technology related to levofloxacin ophthalmologic preparation

[Translation]

c) Distribution Agreement and Others

Name of Group Company	Partner(s)	Country	Details of Agreement
Sankyo Company, Limited	Kureha Corporation Ltd.	Japan	Exclusive sale in Japan the anticancer agent Krestin®
Exclusive sale in Japan the agent for chronic kidney failure, Kremezin®

Sankyo Company, Limited.	Glaxo Smith Kline Co., Ltd.	Japan	Joint sale in Japan of, the therapeutic agent for ulcers, Zantac®

Sankyo Company, Limited	Kowa Co., Ltd.	Japan	Joint sale in Japan of the antihyperlipidemic agent Livalo®

Sankyo Company, Limited.	Ajinomoto Co., Ltd.	Japan	Sale of Fastic®, the fast-acting hypoglycemic agent in Japan.

Daiichi Pharmaceutical Co., Ltd.	Sanofi-Aventis S.A.	France	Exclusive sale in Japan of the antiplatelet agent Panaldine®

Daiichi Pharmaceutical Co., Ltd.	Toray Industries, Inc.	Japan	Joint sale in Japan of the natural beta-interferon Feron®

Daiichi Pharmaceutical Co., Ltd.	The Kitazato Institute	Japan	Sale of the vaccines in Japan

Daiichi Pharmaceutical Co., Ltd.	GE Healthcare	Norway	Exclusive sale in Japan of the nonionic contrast media for MRI Omniscan®
Exclusive sale in Japan of the nonionic contrast media Omnipaque®

Daiichi Pharmaceutical Co., Ltd.	UCB Japan Co., Ltd.	Japan	Exclusive sale in Japan of an anti-allergy agent Zyrtec®

Daiichi Pharmaceutical Co., Ltd.	Nippon Boehringer Ingelheim Co., Ltd.	Japan	Exclusive sale in Japan of the nonsteroidal anti-inflammatory agent Mobic®

Daiichi Pharmaceutical Co., Ltd.	Yakult Honsha Co., Ltd.	Japan	Joint sales in Japan of the anticancer agent Topotecin®

Daiichi Pharmaceutical Co., Ltd.	Zeria Pharmaceutical Co., Ltd.	Japan	Exclusive sale in Japan of alpha human atrial natriuretic polypeptide agent Hanp®

Daiichi Pharmaceutical Co., Ltd.	Sanofi-Aventis S.A.	France	Joint promotions in Japan of the antiplatelet agent Plavix®

Daiichi Pharmaceutical Co., Ltd.	Kissei Pharmaceutical Co., Ltd.	Japan	Sale in Japan of the dysuria treatment drug Urief®

Daiichi Sankyo, Inc.	Forest Laboratories Inc.	United States	Joint sales of the antihypertensive agent Benicar® (olmesartan) in the United States

Sankyo Pharma GmbH	Menarini Co., Ltd.	Italy	Joint sale in Europe of the antihypertensive agent Olmetec® (olmesartan)

[Translation]

(6)	Directors and Corporate Auditors

Title	Name	Responsibility or Main Job
Representative Director and Chairman	Kiyoshi Morita	Representative Director and President of Daiichi Pharmaceutical Co., Ltd.
Representative Director and President	Takashi Shoda	Director of Sankyo Company, Limited
Director	Hiroyuki Nagasako	Advisor, Daiichi Pharmaceutical Co., Ltd.
Director	Hideho Kawamura	Representative Director and Vice President of Sankyo Company, Limited
Director	Yasuhiro Ikegami	Representative Director and President of Sankyo Company, Limited
Director	Tsutomu Une	Managing Director of Daiichi Pharmaceutical Co., Ltd.
Outside Director	Kunio Nihira	Chairman of Japan Traffic Management Technology Association
Outside Director	Yoshifumi Nishikawa	Representative Director and President of Japan Post Co., Ltd.
Outside Director	Jotaro Yabe	Professor of Faculty of Human Life Sciences of Jissen Women’s University
Outside Director	Katsuyuki Sugita	Honorary Advisor of Mizuho Financial Group, Inc.
Full-Time Corporate Auditor	Kozo Wada	Full-Time Corporate Auditor of Sankyo Company, Limited
Full-Time Corporate Auditor	Atsuo Inoue
Outside Corporate Auditor	Kaoru Shimada	Corporate Auditor of Sankyo Company, Limited
Outside Corporate Auditor	Koukei Higuchi	Senior Corporate Advisor of Tokio Marine & Nichido Fire Insurance Co., Ltd.

Notes:	1.	Of the Company’s Directors, Kunio Nihira, Yoshifumi Nishikawa, Jotaro Yabe and Katsuyuki Sugita are Outside Directors as provided for in Article 188, Paragraph 2, Item 7-2, of the former Commercial Code of Japan.

	2.	Of the Company’s Corporate Auditors, Kaoru Shimada and Koukei Higuchi are Outside Corporate Auditors as provided for in Article 18, Paragraph 1 of the former “The Law for Special Exceptions to the Commercial Code of Japan Concerning Audits, etc., of Joint Stock Corporations.”

(7)	Corporate Officers

Title	Name	Responsibility or Main Job
Corporate Officer	Yoshikazu Takano	General Manager of Corporate Administration Department
Corporate Officer	Manabu Sakai	General Manager of Corporate Planning Department
Corporate Officer	Akihiko Ozawa	General Manager of Finance & Accounting Department
Corporate Officer	Toshio Takahashi	General Manager of Corporate Communications Department
Corporate Officer	Akio Ozaki	General Manager of Corporate Integration Department
Corporate Officer	Toshiro Minotani	General Manager of Audit Department

(8)	The Amount of Fees and Others to Directors and Corporate Auditors

Type	Directors		Corporate Auditors		Total
	Number of Payees	Amount Paid	Number of Payees	Amount Paid	Number of Payees	Amount Paid
		Millions of yen		Millions of yen		Millions of yen
Fees Pursuant to Articles of Incorporation or Resolution by General Shareholders Meeting	10	94	4	30	14	124

Total	—	94	—	30	—	124

Note:	The amount of fees to Directors (excluding employee salaries to Directors who also serve as employees) is ¥450 million or less per annum, and the amount of fees to Corporate Auditors is ¥120 million or less per annum. These amounts were approved at the Ordinary General Meeting of Shareholders of Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. held on June 29, 2005 concerning the establishment of a holding company through a stock transfer.

[Translation]

(9)	The Amount of Fees and Others to Accounting Auditors

Amount Paid
Millions of yen
(i) Total amount of fees and others paid to Accounting Auditors by the Company and its subsidiaries	277
(ii) Out of the total amount (i) above, the total amount of fees and others paid to Accounting Auditors as the fee for audit certification service pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Law (Law No. 103, 1948)	181
(iii) Out of the total amount (ii) above, the amount of audit fees and others to Accounting Auditors by the Company	23

Note:	The amount in (iii) includes fees for audits based on the former Law for Special Provisions for the Commercial Code concerning Audits and audits based on the Securities Exchange Law. Since it is substantially impossible to separate fees for these audits, they have been grouped together in the parent company’s auditing contract with the Accounting Auditors.

The amount in (i) and (ii) includes ¥85 million paid for auditing certification pursuant to the U.S. GAAP.

(10)	Litigation

(1)	In the United States, numerous lawsuits seeking damages and other compensation were brought against Warner-Lambert Company and other pharmaceutical companies by certain patients who took the diabetes drug Rezulin, which had been sold until March 2000 using a compound whose generic name is troglitazone supplied by the Sankyo Company, Limited, a wholly-owned subsidiary of the Company. A U.S. subsidiary of the Company, Sankyo Pharma Inc. (currently, Daiichi Sankyo, Inc.), is named as a defendant in a small portion of these cases, and it is defending these cases in cooperation with Warner-Lambert. In these cases, the compensation demanded from all defendants includes claims for both compensatory and punitive damages.

In connection with the costs and damages to be borne by the Sankyo Company, Limited and its subsidiaries, there is a provision in the license agreement with Warner-Lambert indemnifying the Sankyo Company, Limited and its subsidiaries.

(2)	Daiichi Pharmaceutical Co., Ltd., a subsidiary of the Company, has reached settlements with most of its trading partners in the United States following the earlier antitrust judgment against the firms related to sales of bulk vitamins. In Europe, Daiichi lodged an appeal to the Court of First Instance. The court ruled that fine should be reduced to €18 million and Daiichi accepted the judgment. After the judgment of the court, Daiichi, which had already expensed a part of the fine as an extraordinary loss in the fiscal year ended March 31, 2002, charged the balance in the extraordinary losses in the fiscal year ended March 31, 2006.

(3)	With its local U.S. licensee as co-plaintiff, Daiichi Pharmaceutical Co., Ltd., a subsidiary of the Company, filed a patent infringement lawsuit in a U.S. district court against the Mylan Group, who had filed an application for a generic version of levofloxacin (one of the Daiichi’s leading products). The U.S. district court ruled in favor of Daiichi in December 2004, which was then appealed by the Mylan Group. In December 2005, the appellate court affirmed the decision by the U.S. district court. Going forward, the Group will continue to rigorously defend its intellectual property rights.

[Translation]

3.	Significant Subsequent Events pertaining to the Status of the Group

(1) Stock Acquisition of Zepharma Inc.

The Company and Astellas Pharma Inc. agreed that the Company would acquire all of the outstanding shares of Zepharma Inc., a subsidiary of Astellas Pharma Inc. A written agreement was entered into on March 31, 2006, and the transaction was closed on April 13, 2006.

(1) Purpose of acquisition

To strengthen the healthcare business in the area of over-the-counter drugs

(2) Name of company selling the shares

Astellas Pharma Inc.

(3) Name of the company acquired; nature of business; and its size

Name: Zepharma Inc.

Nature of business: Development and sale of drugs, over-the-counter drugs, cosmetics, foods, etc.

Capital: ¥300 million

Sales: ¥22.4 billion (pro-forma amount for the year ended March 31, 2005)

(4) Date of acquisition

April 13, 2006

(5) Number of shares purchased; cost of acquisition; and percentage of ownership held after acquisition

Number of shares purchased: 6,000 shares

Cost of acquisition: ¥35.5 billion

Percentage of ownership held upon acquisition: 100%

(6) Source of financing

The full amount was paid out of on-hand cash

(2) Sale of the shares of Wakodo Co., Ltd.

At its Board of Directors’ Meeting held on April 24, 2006, Sankyo Company, Limited, a wholly owned subsidiary of the Company, approved to apply for a tender offer of the shares of its subsidiary, Wakodo Co., Ltd., made by Asahi Breweries, Ltd.

(1) Reasons for sale

To concentrate management resources on the pharmaceutical business, the Company has been reassessing its involvement in non-pharmaceutical businesses. In the course of this reassessment, a tender offer to purchase Wakodo Co. Ltd.’s shares was proposed by Asahi Breweries, Ltd., who has valued highly of both the nature of Wakodo’s business and the growth prospects of that business. The Company has concluded to apply for the tender offer taking into consideration Asahi Breweries’ management’s pursuit of customer satisfaction and quality, its technologies and know-how, and its variety of sales channels that would contribute to the future development of Wakodo’s business, as well as the price and other terms of the tender offer.

(2) Name of buyer

Asahi Breweries, Ltd.

(3) Date of sale

April 25, 2006	Date of public notice of the tender offer
May 15, 2006	Last day of the tender offer period
May 19, 2006	Commencement date of settlement of the tender offer

(4) Name of subsidiary; nature of business; and nature of transactions with the Company

Name: Wakodo Co., Ltd.

Nature of business: Manufacture and sale of powdered baby milk; baby foods; vending machine foods; household food items; commercial-use milk powder; pharmaceuticals; non-prescription drugs; cosmetics; sanitary goods; and general merchandise

Transactions with the Company: None

(5) Number of shares to be sold; sale price; gain on sale and ownership percentage after sale

Number of shares to be sold: 3,533,000

Sale price: ¥27.9 billion

Gain on sale of shares: approximately ¥19.8 billion (on consolidated basis)

Ownership percentage after sale: 0%

[Translation]

CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

(Millions of yen)
Item	Amount
[ASSETS]	1,596,126
I. Current assets	958,483
Cash and time deposits	223,979
Trade notes and accounts receivable	240,173
Marketable securities	274,510
Mortgage-backed securities	16,500
Inventories	121,694
Deferred tax assets	40,911
Other current assets	41,313
Allowance for doubtful accounts	(599)

II. Non-current assets	637,643

Property, plant and equipment	289,712
Buildings and structures	164,047
Machinery, equipment and vehicles	47,888
Land	48,892
Construction in progress	10,010
Other	18,874
Intangible assets	36,166
Goodwill, net	9,788
Other intangible assets, net	26,378
Investments and other assets	311,763
Investment securities	256,338
Long-term loans	6,154
Prepaid pension costs	17,307
Deferred tax assets	7,403
Other assets	25,090
Allowance for doubtful accounts	(529)

Total assets	1,596,126

[LIABILITIES]	346,987
I. Current liabilities	236,833
Trade notes and accounts payable	65,596
Short-term bank loans	13,547
Income taxes payable	26,169
Deferred tax liabilities	31
Allowance for sales returns	657
Allowance for sales rebates	2,204
Allowance for contingent losses	3,379
Other current liabilities	125,246
II. Non-current liabilities	110,154
Long-term debt	3,374
Deferred tax liabilities	23,926
Accrued retirement and severance benefits	68,321
Accrued directors’ and corporate auditors’ retirement and severance benefits	3,140

Accrued soil remediation cost	2,850
Other non-current liabilities	8,540
[MINORITY INTERESTS]	11,609
Minority interests	11,609

[SHAREHOLDERS’ EQUITY]	1,237,529
I. Common stock	50,000
II. Additional paid-in-capital	179,858
III. Retained earnings	936,513
IV. Net unrealized gain on investment securities	80,254
V. Foreign currency translation adjustments	735
VI. Treasury stock at cost	(9,832)

Total liabilities, minority interests and shareholders’ equity	1,596,126

Notes:	Amounts less than one million yen have been rounded down to the nearest one million yen.

[Translation]

CONSOLIDATED STATEMENT OF INCOME

(From April 1, 2005 to March 31, 2006)

	(Millions of yen)
Item	Amount
I. Net sales		925,918
II. Cost of sales		290,735

Gross profit		635,182
III. Selling, general and administrative expenses		480,454

Operating income		154,728
IV. Non-operating income
Interest income	3,326
Dividend income	1,995
Rent income	1,148
Other income	4,480	10,951

V. Non-operating expenses
Interest expense	313
Loss on disposal and write-down of inventories	1,587
Charitable contributions	1,099
Amortization of start-up cost	361
Equity in net losses of affiliated companies	349
Other expenses	2,253	5,964

Ordinary income		159,714
VI. Extraordinary gains
Gain on sale of property, plant and equipment	4,897
Gain on sale of investments in affiliates	1,179
Gain on sale of investment securities	649
Gain from the return of the substitutional portion of the employees’ pension fund to the government	163	6,890

VII. Extraordinary losses
Loss on disposal of property, plant and equipment	5,550
Loss on business integration	9,893
Loss on impairment of property, plant and equipment	5,253
Provision for contingent losses	3,379
Provision for soil remediation costs	2,850
Restructuring charge	1,153
Loss on settlement of vitamin-related antitrust litigations	1,125
Loss on valuation of investment securities	346
Supplemental retirement benefit cost	160	29,712

Net income before income taxes and minority interests		136,892
Income taxes expenses - current	54,207
Income tax benefit - deferred	(5,011)	49,196

Minority interests in net income of subsidiaries		3

Net income		87,692

Notes:	Amounts less than one million yen have been rounded down to the nearest one million yen.

[Translation]

Basis of Presentation and Summary of Significant Accounting Policies for the Preparation of the Consolidated Financial Statements

Scope of Consolidation

Consolidated subsidiaries: 57

The names of major consolidated subsidiaries are included in the “1) The Status of Principal Subsidiaries, (5) Status of Business Combination, 2. Outline of the Group and the Company” of the Business Report.

Nippon Daiya Valve Co., Ltd., Kyushu Sankyo Co., Ltd. and Sankyo Foods Co., Ltd., which were consolidated subsidiaries of Sankyo Company, Limited were excluded from the scope of consolidation at the beginning of this fiscal year, but were included in the balance of additional paid-in-capital at the beginning of this fiscal year because of the sale of their shares and other reasons. F.P. Kakou Co., Ltd. was excluded from the scope of consolidation in this fiscal year because of a sale of its shares. In addition, Daiichi Pharmaceutical Co. Ltd. sold off a part of its shares in two subsidiaries, Tokyo Iyaku Shiki Co., Ltd. and Nishimura Shiki Co., Ltd. Consequently, the Company has excluded the two companies from the scope of consolidation in this fiscal year and now accounts for them under the equity method. Daiichi Fine Chemicals Inc. completed its liquidation procedures and is no longer consolidated. Dismed AG, previously a consolidated subsidiary of Sankyo Company, Limited, merged with another consolidated subsidiary, as did the following four former consolidated subsidiaries of Daiichi Pharmaceutical Co., Ltd.: Kansai Daiichi Service Co., Ltd.; Daiichi Technos Co., Ltd.; Daiichi Suntory Biomedical Research Ltd.; and Daiichi Pharmaceutical (China) Co., Ltd. On March 31, 2006, Sankyo Pharma, Inc., a consolidated subsidiary of Sankyo Company, Limited, and Daiichi Pharma Holdings, Inc., Daiichi Pharmaceutical Corporation, and Daiichi Medical Research, Inc., the latter three former consolidated subsidiaries of Daiichi Pharmaceutical Co., Ltd., merged to form Daiichi Sankyo, Inc. The Company also newly consolidated Daiichi Sankyo Healthcare Co., Ltd., Sankyo Grundstücks GmbH & Co. and Object München AG, which was established during this fiscal year. Non-consolidated subsidiaries (including Sankyo Insurance Agency Co., Ltd., Godo Real Estate Co., Ltd. and Shanghai Sankyo Pharmaceuticals Co., Ltd.) are small and are not material when measured by the amounts of total assets, net sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. Therefore, they have been excluded from the scope of consolidation.

Application of the Equity Method

The equity method applies to five affiliates including Sanofi Pasteur-Daiichi Vaccines Co., Ltd.

Net income and loss (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage), and other indicators of those non-consolidated subsidiaries (including Sankyo Insurance Agency Co., Ltd., Godo Real Estate Co. Ltd. and Shanghai Sankyo Pharmaceuticals Co., Ltd.) and affiliates (including Tokyo Yakugyo Kaikan Co., Ltd.) that have not been accounted for under the equity method are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method.

Fiscal Year-End of Consolidated Subsidiaries

The fiscal year-end of certain consolidated subsidiaries is December 31. In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-end. But, for major intervening transactions that occurred between the fiscal year-end of those companies and March 31, appropriate adjustments have been made in the consolidated financial statements.

(Subsidiaries that have fiscal year-end on December 31)

Luitpoid Pharmaceuticals, Inc., Daiichi Asubio Pharmaceuticals, Inc., Sankyo Pharma GmbH and its 12 subsidiaries as well as Daiichi Pharmaceutical (Beijing) Co., Ltd., and 5 other subsidiaries.

Following its merger with Daiichi Pharma Holdings, Inc. et al, Sankyo Pharma, Inc. changed its fiscal-year end to March 31. However, for the current fiscal year, the Company consolidated Sankyo Pharma’s financial statements as of December 31, 2005.

[Translation]

Capital Consolidation Procedure upon Stock Transfer

The Company was established through a joint stock transfer by Sankyo and Daiichi (the wholly owned subsidiaries) and became the parent company of its wholly owned subsidiaries. The Company accounted for this business combination under the pooling of interests method in accordance with “Accounting for Business Combinations in the Establishment of Parent-Subsidiary Relationship Using the Exchange of Shares and the Transfer of Shares (Research Report No. 6 of the Accounting Systems Committee of the Japanese Institute of Certified Public Accountants).

As a result of the comprehensive review of the wholly owned subsidiaries’ business operations, financial conditions, and management performance, the Company has determined that the pooling of interests accounting is appropriate for this business combination, since the wholly owned subsidiaries continue jointly to share the risks and rewards of the Group.

Accounting Policies

1.	Methods of Valuation of Significant Assets

(1)	Marketable and Investment Securities

Held-to-maturity securities:

Mainly the amortized cost method (straight-line amortization)

Available-for-sale securities:

Securities with determinable market value;

Mainly stated at market value based on the quoted market prices at the end of the fiscal year. Unrealized holding gains and losses are reported in a component of shareholders’ equity, with the cost of securities sold being calculated by the moving-average method.

Securities without determinable market value;

Mainly stated at cost based on the moving-average method

(2)	Derivatives

Market value method

(3)	Inventories

Mainly stated at the lower of cost, by the average method, or market

2.	Depreciation and Amortization of Significant Depreciable Assets

(1)	Property, Plant and Equipment

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment by the declining-balance method, except for the buildings (excluding fixtures) acquired on or after April 1, 1998, which are accounted for by the straight-line method. Overseas consolidated subsidiaries account for depreciation of property, plant and equipment mainly by the straight-line method. The principal useful lives are as follows:

Buildings and structures: 15-50 years

Machinery, equipment and vehicles: 4-7 years

(2)	Intangible Assets

Intangible assets are being amortized by the straight-line method. Software for internal use is amortized over the estimated useful lives of a five-year period.

3.	Method of Amortization of Deferred Charges

Start-up Costs

Start-up costs are expensed as incurred.

4.	Method of Accounting for Significant Allowances

(1)	Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing for this allowance. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific over-due accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable.

(2)	Allowance for Sales Returns

To prepare for losses on potential returns of products after the end of the fiscal year, Sankyo, Daiichi and the Company’s certain subsidiaries provide for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimate of possible sales returns. For the current fiscal year, the provision for this allowance of ¥268 million is included in cost of sales.

(3)	Allowance for Sales Rebates

To prepare for future sales rebates, Sankyo, Daiichi and the Company’s certain subsidiaries provide for this allowance calculated by multiplying an estimated sales rebate percentage for the fiscal year by the amounts of accounts receivable from and inventories held by wholesalers at the end of the fiscal year.

[Translation]

(4)	Accrued Retirement and Severance Benefits

To prepare for future payments of employee retirement severance benefit, the Company’s domestic consolidated subsidiaries provide for an amount incurred by the fiscal year-end based on estimated projected benefit obligations and plan assets at the end of the fiscal year. Certain overseas consolidated subsidiaries provide for such accruals in accordance with accounting principles generally accepted in the countries of their domicile.

Prior service cost is amortized under the straight-line method over a period of 5 to 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees at the time such prior year service cost was incurred.

Actuarial gains and losses are amortized under the straight-line method, beginning in the fiscal year following the year in which the gain or loss was initially measured, over a period of 5 to 10 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred, except for Sankyo which recognizes actuarial gains or losses immediately as they occur.

(Supplemental Information)

Accompanying the enactment of the Defined Benefit Pension Plan Law, Daiichi, a consolidated subsidiary, received an approval of exemption from the Minister of Health, Labour and Welfare, on January 1, 2005, from the obligations for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on the minimum liability. For the current fiscal year, as a result of this return of the plan assets, the Company recognized an extraordinary gain of ¥163 million.

(5)	Accrued Directors’ and Corporate Auditors’ Retirement and Severance Benefits

To prepare for payments of Directors’ and Corporate Auditors’ retirement and severance benefits, the Company’s domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have become payable at the end of the fiscal year, in accordance with the internal policies, had Directors and Corporate Auditors retired.

Some of the Company’s overseas consolidated subsidiaries record a provision for an amount incurred by the end of the fiscal year.

(6)	Allowance for Contingent Losses

To prepare for possible future contingent losses, the Company provides an accrual for an amount of reasonably possible losses, by examining individual risks on a case-by-case basis.

(7)	Accrued for soil remediation costs

To prepare for future losses relating to soil clean-up, the Company provides accrual for the estimated amount of costs for soil clean up on a part of land.

5.	Translation of Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are converted into yen amounts at the rates of exchange in effect at the balance sheet date, with resulting translation gains or losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are converted into yen amounts at the rates of exchange in effect at their balance sheet dates, while income and expenses are converted into yen amounts at the average exchange rates in effect over the respective periods, with resulting translation gains and losses recorded in a component of shareholders’ equity under translation adjustments or in the minority interests section of the balance sheet.

6.	Accounting for Significant Lease Transactions

Financing leases are accounted for using the same accounting method applied to operating leases, with the exception of those financing leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

7.	Significant Hedge Accounting Methods

(1)	Hedge Accounting Methods

The Company employs the deferred hedge method of accounting. Foreign exchange forward contracts that meet certain criteria are accounted as a hedge of underlying assets and liabilities. Interest rate swaps that meet certain hedge criteria and whose notional amounts, interest payments and maturities match with those of the hedged borrowings are accounted for by the special short-cut method, as if the interest rates of the interest rate swaps had been originally applied to the underlying borrowings.

[Translation]

(2)	Hedging Instruments and Hedged Items

Hedging instruments: Foreign exchange forward contracts, and interest rate swaps

Hedged items: Accounts payable and receivable and forecasted transactions denominated in foreign currencies, and loans

(3)	Hedge Policy

Certain consolidated subsidiaries hedge foreign exchange rate fluctuation risks relating to imports and exports and interest rate risks related to variable rate borrowings. The Company and its consolidated subsidiaries do not enter into speculative derivative transactions.

(4)	Methods of Assessing Hedge Effectiveness

The hedge effectiveness of foreign exchange forward contracts as a hedge has not been assessed, as the principal terms of the hedging instruments are the same as those of the hedged items. The effectiveness of interest rate swaps accounted for by the special short-cut method has also not been assessed, as permitted under the standard.

8.	Other Significant Basic Items for making Consolidated Financial Report

The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.

Valuation Method for Assets and Liabilities of Subsidiaries etc.

A full fair value basis

Amortization of Goodwill

Goodwill is being amortized mainly over a period of five years. However, if the amount is immaterial, it is written off currently in earnings.

[Translation]

(Notes to Consolidated Balance Sheet)

1.	Accumulated depreciation on property, plant and equipment totaled ¥543,118 million.

2.	Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

(Millions of yen)
Pledged assets
Buildings and structures	2,285	(1,840)
Machinery, equipment and vehicles	2,321	(2,321)
Land	900	(757)
Other (Property, plant and equipment)	60	(60)
Investment securities	766	(—)

Total	6,333	(4,979)

(Millions of yen)
Secured liabilities
Short-term bank loans	415	(88)
Long-term debt	1,367	(700)

Total	1,782	(788)

Figures in parenthesis indicate factory foundation mortgaged assets and related obligations, and are also included in the figures of the left.

3.	Contingent liabilities totaled ¥2,920 million.

4.	The discounted trade notes receivable totaled ¥93 million.

5.	The balances related to non-consolidated subsidiaries and affiliated companies were as follows:

Investment securities (stock)	¥2,106 million
Other assets (over investments in capital)	¥7,213 million

(Notes to Consolidated Statement of Income)

1.	Net income per share was 119.49 yen.

2.	Research and development expenses totaled ¥158,716 million.

3.	Loss on Business Integration

The loss represents one-time costs associated with integration of the pharmaceutical operations of the Sankyo Group and the Daiichi Group. The amount consisted of the following:

Expenses associated with the integration of overseas operations	¥7,086 million
Expenses associated with the integration of healthcare business	¥968 million
Other research and consulting expenses	¥1,838 million

4.	Loss on impairment of property, plant and equipment

The Group (the Company and its consolidated subsidiaries) classifies assets for business in accordance with the classification for income/loss management in managerial accounting, taking into consideration the similarity in the type of products and business activities, the consistency as a business group and the continuity of management in the future, and individually classifies assets for lease and unutilized assets that are not directly used for business.

In the fiscal year under review, the Group recognized loss on impairment in the following asset groups:

Location	Use	Type	Note
Iwaki, Fukushima	Onahama Plant (manufacturing facilities of pharmaceuticals)	Buildings and structures Machinery, equipment and vehicles	Idle
Shiraishi-ku, Sapporo-shi	Former Sapporo Distribution Center facility	Land	Idle
Shimotoga-gun, Tochigi	Former Tochigi Research Center facility	Buildings, land, etc.	Idle
Tsuchiura, Ibaraki	Company housing, etc.	Land	Idle
Sammu, Chiba	Chiba plant site	Land	Idle

[Translation]

Because the above asset groups are idle and have uncertain prospects for future utilization, their book values have been written down to a recoverable amount, and such reductions in the mount of ¥5,253 million were recorded as a loss on impairment in the extraordinary losses. The impairment loss consisted of ¥2,442 million associated with buildings and structures, ¥1,888 million associated with machinery and equipment, ¥901 million associated with land and ¥20 million associated with other assets. The recoverable amount of an assets group is an estimated net realizable value, which was obtained based on third-party appraisal or the valuation amount for real estate tax purpose, with reasonable adjustments.

5.	Provision for contingent losses

The amount represents an estimated amount of penalty arising out of the product purchase commitments that contain a minimum purchase provision.

6.	Restructuring charge

To concentrate on the pharmaceutical business, the Company has been carrying out a reorganization of its peripheral businesses. As part of this reorganization, the Company sold certain stocks in affiliated companies. Restructuring charge includes a loss on such sales of stocks and expenses paid to external advisers.

7.	Loss on settlement of vitamin-related anti-trust litigations

The amount represents fines resulting from an unsuccessful appeal against the EC ruling in a vitamin cartel.

Retirement and Severance Benefits

1.	Summary of Retirement and Severance Benefit Arrangements

Sankyo Company, Limited and its domestic consolidated subsidiaries have unfunded lump-sum retirement and severance benefit plans and qualified pension benefit plans as their primary defined benefit arrangement. In addition, certain of the domestic consolidated subsidiaries participate in a multi-employer employees’ pension fund plan. Daiichi Pharmaceutical Co., Ltd. and its domestic subsidiaries have adopted the group-wide retirement benefit arrangement comprising of a defined benefit corporate pension plan and a defined contribution pension plan. Certain overseas consolidated subsidiaries provide a defined benefit plan or a defined contribution plan.

Additional retirement benefits which are not subject to the actuarial valuation in accordance with the accounting standards for the retirement and severance benefits may be paid to employees upon retirement.

2.	Retirement and Severance Benefit Obligation

(Millions of yen)
Projected benefit obligations (Note 1)	(148,160)
Plan assets at fair value (Note 2)	97,909

Over-funded projected benefit obligations in excess of plan assets	(50,251)
Unrecognized actuarial losses	2,064
Unrecognized prior service costs	(2,827)

Net pension liabilities recognized in the consolidated balance sheet	(51,014)
Prepaid pension assets	17,307

Accrued retirement and severance benefits	(68,321)

(Notes)

1.	Certain consolidated subsidiaries use the simplified vested-benefit method in calculating their retirement and severance benefit obligations.

2.	In addition, the plan assets in the multi-employer welfare pension fund, estimated based on the Company’s contribution ratio since the amount attributable to the Company’s contributions cannot be calculated reasonably, totaled 8,891 million yen. This amount has not been included in the plan assets presented above.

[Translation]

3.	Employees’ Retirement and Severance Benefit Costs

(Millions of yen)
Service cost for benefits earned (Notes 1, and 2)	8,715
Interest cost	3,272
Expected return on plan assets	(2,338)
Amortization of actuarial gain or loss	(1,437)
Amortization of prior service costs	(870)
Additional retirement benefits	1,620

Net periodic retirement and severance costs	8,961
Gain from return of the substitutional portion of the Employees’ Pension Fund to the government	(163)
Other (Note 3)	884

Total retirement and severance costs	9,681

(Notes)

1.	Costs of retirement and severance benefits of those consolidated subsidiaries which have adopted the simplified vested-benefit method are included in service cost for benefits earned.

2.	The amount is net of employees’ contributions to the multi-employer employees’ pension fund.

3.	The amount consists of contributions to the defined contribution pension plan and prepayments of retirement benefit to certain employees based on the retirement benefit prepayment arrangement.

4.	Assumptions Used in the Calculation of Retirement and Severance Benefit Obligations

Method of inter-period attribution of estimated retirement benefit costs	Straight line method

Discount rate	Mainly 2.5%

Expected rate of return on plan assets	2.5 - 3.0%

Amortization period of prior service costs	5 - 10 years (amortized under the straight-line method over a period not exceeding the average remaining years of service of the eligible employees at the time such prior service cost was incurred)

Amortization period of actuarial gain or loss	5-10 years (amortized beginning in the fiscal year following the year in which such actuarial gain or loss was first measured under the straight-line method over a period not exceeding the average remaining years of services of the eligible employees at the time such actuarial gain or loss occurred)

Sankyo Company, Limited recognizes actuarial gains or losses immediately as they occur.

[Translation]

(Deferred Income Taxes)

1.	Components of deferred tax assets and deferred tax liabilities

Millions of yen
Deferred tax assets
Accrued retirement and severance benefits	25,879
Prepaid consigned research and co-development expenses	21,546
Depreciation	16,914
Net operating loss carry forwards for income tax purposes	15,840
Accrued bonuses	10,330
Unrealized profit on inventories and loss on valuation of inventories	8,009
Unrealized holding gains on property, plant and equipment	6,106
Impairment losses	4,402
Accrued enterprise tax	2,181
Other	20,679

Sub-total	131,891
Valuation allowance	(32,484)

Total deferred tax assets	99,407
Deferred tax liabilities:
Unrealized holding gain on available-for-sale securities	(55,030)
Reserve for reduction in bases of property, plant and equipment for income tax purposes	(9,604)
Prepaid pension costs	(6,948)
Other	(3,468)

Total deferred tax liabilities	(75,052)

Net deferred tax assets	24,355

Note: Net deferred tax assets are included in the following balance sheet captions:

(Millions of yen)
Current assets – deferred tax assets	40,911
Non-current assets – deferred tax assets	7,403
Current liabilities – deferred tax liabilities	(31)
Non-current liabilities – deferred tax liabilities	(23,926)

2.	Reconciliation of the difference between the statutory tax rate and the effective tax rate

(percent)
Statutory tax rate	40.5
(Adjustments)
Non-deductible permanent differences including entertainment and other items	5.2
Deductible permanent differences including dividend received deductions and other items	(1.0)
Decrease in valuation allowance	(3.1)
Tax credit for research and development expenses	(6.2)
Other	0.5

Effective tax rate	35.9

[Translation]

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

(Millions of yen)
Item	Amount
[Assets]	1,209,278
I. Current assets	58,187
Cash and time deposits	41,900
Deferred tax assets	172
Other receivables	1,380
Income tax refunds receivable Other current assets	14,541 193

II. Non-current assets	1,151,090
Property and equipment	39
Buildings	27
Furniture, tools and fixtures	11
Intangible fixed assets	296
Trademarks	296

Other	0
Investments and other fixed assets	1,150,755
Investment in securities in affiliate companies	1,150,654
Deferred tax assets	16
Other assets	83

Total	1,209,278

[Liabilities]	2,467
I. Current liabilities	2,467
Accounts payable	2,110
Accrued expenses	165
Income taxes payable etc.	138
Consumption tax payable etc.	45
Advance receipts	8

[Shareholders’ equity]	1,206,810
I. Common Stock	50,000
II. Additional paid in capital	1,083,350
Capital reserve	1,083,349
Other capital surplus	0
Gain on retirement of treasury Stock	0
III. Retained Earnings	73,545
Unappropriated retained earnings	73,545

VI. Treasury stock at cost	(84)

Total	1,209,278

Note:	Amounts less than one million yen have been rounded down to the nearest one million yen.

[Translation]

NON-CONSOLIDATED STATEMENT OF INCOME

(From September 28, 2005 to March 31, 2006)

	(Millions of yen)
Item	Amount
I. Operating revenue
Dividend income	73,501
Management for income	3,155	76,656

II. Operating expense
General and administrative expenses	2,707	2,707

Operating income		73,948
III. Non-operating income
Interest income	2
Other income	2	4

IV. Non-operating expenses
Start-up costs	361
Other express	0	361

Ordinary income		73,591

Net income before income taxes		73,591
Income taxes expenses-current	235
Income tax benefit-deferred adjustment	(189)	45

Net income		73,545

Unappropriated retained earnings’ end of year		73,545

Note:	Amounts less than one million yen have been rounded down to the nearest one million yen.

[Translation]

(Significant Accounting Principles and Policies)

1.	Methods of Valuation of Investment Securities

(1)	Investments in subsidiaries:

Accounted for by the moving-average cost method

2.	Depreciation and Amortization of Depreciable Assets

(1)	Property and Equipment:

Depreciation is calculated based on the declining-balance method.

(2)	Intangible Assets:

Amortization is calculated based on the straight-line method.

3.	Method for Amortization of Deferred Charges

Start-up Costs: Start-up costs are expensed as incurred.

4.	Finance lease transactions are accounted for using the same method applied to operating lease transactions, with the exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

5.	The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.

(Notes to Non-Consolidated Balance Sheet)

1.	Monetary assets from and liabilities to affiliated companies

	Short-term monetary assets due from affiliated companies	¥1,380 million
	Short-term monetary liabilities due to affiliated companies	¥1,248 million

2.	Accumulated depreciation on property and equipment	¥5 million

3.	In addition to the property, plant and equipment recorded in the balance sheet, there are switchboards and copy machines which are used under lease contracts.

(Notes to Non-Consolidated Income Statement)

1.	Transactions with affiliated companies

Operating revenue	¥76,656 million
Non-operating income	¥41 million

2. Net income per share	100.06yen

(Deferred Income Taxes)

1.	Components of deferred tax assets and deferred tax liabilities

Millions of yen
Deferred tax assets:
Accrued expenses	61
Accrued bonuses	56
Accrued enterprise tax	42
Depreciation	16
Other	11

Total deferred tax assets	189

Net deferred tax assets	189

2.	Reconciliation of the difference between the statutory tax rate and the effective tax rate:

%
Effective tax rate under the law
Statutory tax rate	40.7
(Adjustments) Deductible permanent differences including dividend received deductions and other items	(40.6)
Other	0.0

Effective tax rate	0.1

[Translation]

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

Item	Amount
(Appropriation of unappropriated retained earnings for the fiscal year)	Yen
Unappropriated retained earnings end of year	73,545,250,074
Total	73,545,250,074
Appropriations: This is proposed to be appropriated as follows:
Dividends (¥25 per share)	18,374,343,375
Retained earnings carried forward to the next fiscal year	55,170,906,699

(Appropriation of other capital surplus)
Other capital surplus	544,358
Appropriated as follows:
Other capital surplus carried forward to the subsequent fiscal period	544,358

Note:	In lieu of an interim dividend, the Company paid ¥25 per common share as a share transfer payment to the shareholders of record in the final shareholders registries, as of September 27, 2005, of Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd.

[Translation]

Translation of a report originally issued in Japanese

INDEPENDENT AUDITORS’ REPORT

May 12, 2006

The Board of Directors

DAIICHI SANKYO COMPANY, LIMITED

                                         KPMG AZSA & Co.

                                         Hikoyuki Miwa             [seal]

                                         Designated and Engagement Partner

                                         Certified Public Accountant

                                         Tetsuzo Hamajima        [seal]

                                         Designated and Engagement Partner

                                         Certified Public Accountant

                                         Akihiro Ohtani              [seal]

                                         Designated and Engagement Partner

                                         Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income of DAIICHI SANKYO COMPANY, LIMITED for the consolidated fiscal year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2(3) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Daiichi Sankyo Company, Limited and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Subsequent events relating to the stock acquisition of Zepharma Inc. and the sale of the share of Wakodo Co., Ltd. stated in the business report may have material effects on the consolidated financial position and the consolidated results of operations of the Company and consolidated subsidiaries in consolidated fiscal years subsequent to March 31, 2006.

We have no interest in the Company that should be disclosed in compliance with the provisions of the Certified Public Accountants Law.

[Translation]

Translation of a report originally issued in Japanese

AUDIT REPORT REGARDING

CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Corporate Auditors, have received the report of each Corporate Auditor regarding his methods and the results of audits with respect to the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) during the period from April 1, 2005 to March 31, 2006. Upon consultation, we have prepared this Audit Report as follows:

1.	Outline of Methods of Audit by Corporate Auditors

In accordance with auditing standards determined by the Board of Corporate Auditors, and audit policies and plan, etc. for the term under review, each Corporate Auditor has heard reports and explanations from Directors and other people and Accounting Auditors, and inspected the consolidated financial statements.

2.	Results of Audit

We consider that the auditing methods and results of the Company’s Accounting Auditors, KPMG Azsa & Co., are proper.

May 17, 2006

Board of Corporate Auditors of Daiichi Sankyo Company, Limited
Corporate Auditor (full-time)	Kozo Wada
Corporate Auditor (full-time)	Atsuo Inoue
Corporate Auditor	Kaoru Shimada
Corporate Auditor	Koukei Higuchi

Note:	Corporate Auditors, Kaoru Shimada and Koukei Higuchi are outside corporate auditors as stipulated in Article 18, Paragraph 1 of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha .”

[Translation]

Translation of a report originally issued in Japanese

INDEPENDENT AUDITORS’ REPORT

May 12, 2006

The Board of Directors

DAIICHI SANKYO COMPANY, LIMITED

                                         KPMG AZSA & Co.,

                                         Hikoyuki Miwa             [seal]

                                         Designated and Engagement Partner

                                         Certified Public Accountant

                                         Tetsuzo Hamajima        [seal]

                                         Designated and Engagement Partner

                                         Certified Public Accountant

                                         Akihiro Ohtani              [seal]

                                         Designated and Engagement Partner

                                         Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of DAIICHI SANKYO COMPANY, LIMITED for the 1st business year from September 28, 2005 to March 31, 2006 in accordance with Article 2(1) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the former Commercial Code.

The Subsequent event relating to the stock acquisition of Zepharma Inc. stated in the business report may have a material effect on the financial position and the results of operations of the Company in business years subsequent to March 31, 2006.

We have no interest in the Company that should be disclosed in compliance with the provisions of the Certified Public Accountants Law.

[Translation]

Translation of a report originally issued in Japanese

AUDIT REPORT

We, the Board of Corporate Auditors, have received the report of each Corporate Auditor regarding his methods and the results of audits with respect to the Directors’ performance of their duties during the 1st fiscal year from September 28, 2005 to March 31, 2006. Upon consultation, we have prepared this Audit Report as follows:

1.	Outline of Methods of Audit by Corporate Auditors

In accordance with auditing standards determined by the Board of Corporate Auditors, and audit policies and plan, etc. for the term under review, each Corporate Auditor has, in addition to attending the meetings of the Board of Directors and other important meetings, heard reports regarding business from Directors and other people and the internal audit division, reviewed approved documents and other important documents, and inspected the business and financial situations (including internal control system such as compliance program and risk control system etc.) at the head office and other main offices. We also have requested a business report from the Company’s subsidiaries, and have inspected their business and financial situations as necessary. Further we have monitored the independency of Accounting Auditors, have heard reports and explanations concerning accounting from Accounting Auditors, and have reviewed the financial statements and their supporting schedules.

With respect to competing transactions by Directors, transactions between Directors and the Company that may cause a conflict of interest, benefit provisions made without consideration by the Company, extraordinary transactions with the Company’s subsidiaries or shareholders, and the Company’s acquisition and disposition of its treasury stock, etc., we, in addition to applying the auditing methods as described above, requested reports from Directors or other relevant people as necessary, and have inspected such alleged transactions in detail.

2.	Results of Audit

(1)	We consider that the auditing methods and results of the Company’s Accounting Auditors, KPMG Azsa & Co, are proper.

(2)	We consider that the business report fairly presents the Company’s affairs in accordance with relevant laws and regulations and the Company’s Articles of Incorporation.

(3)	With respect to the proposed appropriation of retained earnings, we have found no items to be pointed out in light of the Company’s financial position and other circumstances.

(4)	The supporting schedules fairly present items to be specified, and we have found no items to be pointed out.

(5)	With respect to the Directors’ performance of their duties, including activities related to the Company’s subsidiaries, we have found no undue transactions and material facts that violate relevant laws and regulations or the Company’s Articles of Incorporation.

We also have found no breach of Directors’ duties with respect to competing transactions by any Director, transactions between any Directors and the Company that may cause a conflict of interest, any benefit provision made without consideration by the Company, extraordinary transactions with the Company’s subsidiaries or shareholders, or acquisition and disposition of its treasury stock by the Company, etc.

May 17, 2006

Board of Corporate Auditors of Daiichi Sankyo Company, Limited
Corporate Auditor (full-time)	Kozo Wada
Corporate Auditor (full-time)	Atsuo Inoue
Corporate Auditor	Kaoru Shimada
Corporate Auditor	Koukei Higuchi

Note:	Corporate Auditors, Kaoru Shimada and Koukei Higuchi are Outside Corporate Auditors as stipulated in Article 18, Paragraph 1 of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha .”

[Translation]

Reference Materials for General Shareholders Meeting

Proposals and Reference Matters

First Agenda Item: Approval of the Proposal for Appropriation of Retained Earnings of the 1st Fiscal Year

Details of this Proposal are presented on page 29 of the Attachment.

The Company considers the distribution of results obtained by the Company group’s business activities to be one of its most important business issues, and it will determine the allocation of retained earnings after comprehensively considering various matters such as enhancing retained earnings for the Company’s strategic development for future growth and emphasizing a distribution of profits to shareholders that reflects business performance and capital efficiency.

The Company has set the mid-term target of raising the ratio of dividends over shareholders equity (DOE) to 5% for the fiscal year ended March 31, 2010, and it will make an effort to increase dividends stably.

Based on those policies, the Company proposes to pay a cash dividend of ¥25.00 per share for this term. As the Company paid ¥25.00 per share in a share transfer last year for each share of the parties to the share transfer agreement instead of paying interim dividend, the total amount of dividends for this year will amount to ¥50.00 per share.

Second Agenda Item: Reduction of Capital Reserve

For the Company’s future flexible and strategic capital management, including ensuring and enhancing the distributable amounts (profit available for dividend payment) and acquisition of treasury stocks, the Company requests approval to reduce the Company’s Capital Reserve by ¥903,491,489,399 out of the current Capital Reserve, ¥1,083,349,792,960, and transfer it to Other Capital Surplus, under Article 448, Paragraph 1 of Corporation Code. This reduction will be effective on August 15, 2006.

Third Agenda Item: Amendment to the Articles of Incorporation

1. Reason for Amendments

The following amendments to the current Articles of Incorporation have been proposed in accordance with the enforcement of the “Corporation Law” (Law No. 86, 2005) and the “Law concerning Adjustment etc. of related laws accompanying with the Enforcement of the Corporation Law” (Law No. 87, 2005. “Adjustment Law”) of Japan, both effective May 1st, 2006:

(1)	The Company proposes to establish Article 4 (Company Organs) for the purpose of setting up company organs in the Company in accordance with the Corporation Law.

(2)	The Company proposes to amend the provision of Article 4 of the current Articles of Incorporation so that the Company may adopt an electronic public notice which has better public notification function and may contribute to cost saving for notice, and also adopt the method of supplementary notice.

(3)	The Company proposes to establish Article 8 (Issuance of Share Certificates) in order to provide that the Company shall issue the share certificates in accordance with the Corporation Law.

(4)	The Company proposes to establish Article 10 (Restrictions on Rights pertaining to Share Less Than One Unit) so as to restrict the rights for share less than one unit to the reasonable range.

(5)	The Company, taken into consideration of spread of the Internet, proposes to establish Article 17 (Disclosure of Reference Materials for a General Shareholders Meeting on the Internet and Deemed Provision) so that the Company may provide the reference documents for a General Shareholders Meeting etc. by disclosing them on the Internet in accordance with ordinances of Ministry of Justice.

[Translation]

(6)	The Company proposes to establish Article 25 (Omission of Resolution of the Board of Directors) n order for the Board of Directors to act flexibly.

(7)	The Company proposes to establish Article 31 (Effect of Pre-Election of Supplemental Corporate Auditors) and delete Article 30 (Supplemental Corporate Auditor) of the current Articles of Incorporation so that pre-election of Supplemental Corporate Auditors may be effective until the opening of the Ordinary General Meeting of Shareholders held in connection with the business year which ends within four years after he/she is elected.

(8)	The Company proposes to establish Article 36 (Release of Liabilities of Outside Corporate Auditors) for the purpose that the Company may execute an agreement with Outside Corporate Auditors to limit their liabilities in order for Outside Corporate Auditors to be able to exercise their role as expected.

(9)	The Company proposes to delete the supplemental provisions which set forth when the Company was established because they are no longer needed.

(10)	In addition to the above, in accordance with the enforcement of the Corporation Law and Adjustment Law, the Company proposes to adjust the provisions, change the number of provisions accompanying with addition and deletion of provisions in the Articles of Incorporation, and change the words and expressions as necessary.

2. Details of Amendments

Amendments to the Articles of Incorporation are proposed as follows:

(The contents of proposed amendments are underlined)

Current Articles of Incorporation	Proposed Amendments

Chapter 1 General Rules	Chapter 1 General Rules

Article 1 to Article 3 (Omitted)	Article 1 to Article 3 (Same as at present)

(New)	Article 4 (Company Organs)

The Company shall set up, in addition to the General Shareholders Meeting and Directors, the following company organs:

(1) Board of Directors

(2) Corporate Auditor

(3) Board of Corporate Auditors

(4) Accounting Auditor

Article 4 (Method of Public Notice)	Article 5 (Method of Public Notice)

Public Notice of the Company shall be inserted in The Nihon Keizai Shinbun.	The method of public notices of the Company shall be electronic public notice; provided, however, that if the method of electric public notice shall not be available due to any trouble or other unavoidable circumstances, notices shall be given by publication in The Nihon Keizai Shinbun.

Chapter 2 Shares	Chapter 2 Shares

Article 5 (Total Number of Shares)	Article 6 (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be two billion and eight hundred million (2,800,000,000). If shares are retired, the number of such shares shall be decreased.	The total number of shares authorized to be issued by the Company shall be two billion and eight hundred million (2,800,000,000).

Article 6 (Acquisition of Treasury Stock)	Article 7 (Acquisition of Treasury Stock)

The Company may purchase treasury stock by resolution of the Board of Directors in accordance with Item 2, Paragraph 1, Article 211-3 of the Commercial Code.	The Company may acquire treasury stock by market transactions etc. by resolution of the Board of Directors in accordance with Article 165, Paragraph 2 of the Corporation Law.

[Translation]

(New)	Article 8 (Issuance of Share Certificates)

The Company shall issue the share certificates for the Company’s share.

Article 7 (Number of Shares constituting One Unit) The number of shares constituting one unit of the Company shall be one hundred (100).

Article 9 (Number of Shares constituting One Unit and Non Issuance of Share Certificates for Shares Less Than One Unit)

9.1 The number of shares constituting one unit of the Company shall be one hundred (100).

9.2 Notwithstanding the previous paragraph, the Company shall not issue any share certificates representing shares less than one unit (“Shares Less Than One Unit”); provided, however, that this paragraph shall not be applied if Share Handling Regulation provides otherwise.

Article 8 (Non Issuance of Share Certificates for Shares Less Than One Unit)	(Delete)

The Company shall not issue share certificates for any shares less than one unit (“Shares Less Than One Unit”); provided, however, that if Share Handling Regulation provides otherwise, this Article shall not be applied.

(New)	Article 10 (Restrictions on Rights pertaining to Share Less Than One Unit)

Shareholders of the Company (including beneficial shareholders. Same shall apply hereinafter.) are unable to exercise any rights pertaining to Shares Less Than One Unit which they own except the following rights:

(1) rights provided for in the items listed in Article 189, Paragraph 2 of the Corporation Law

(2) a right to make a request pursuant to Article 166, Paragraph 1 of the Corporation Law

(3) a right to be allotted offered shares and offered stock acquisition rights in proportion to the number of shares owned by shareholders

(4) a right to make a request as provided for in the following Article

Article 9 (Additional Purchase of Shares Less Than One Unit)	Article 11 (Additional Purchase of Shares Less Than One Unit)

Shareholders who hold the Shares Less Than One Unit of the Company (including beneficial shareholders. Same shall apply hereinafter.) may request, as set forth in the Share Handling Regulation, the Company to sell the number of shares that will constitute one unit when combined with the Shares Less Than One Unit held by such shareholder.	Any shareholders of the Company may request, as set forth in the Share Handling Regulation, the Company to sell the number of shares that will constitute one unit when combined with the Shares Less Than One Unit held by such shareholder.

[Translation]

Article 10 (Transfer Agent)	Article 12 (Share Registrar)

10.1 The Company shall have a transfer agent for its shares.	12.1 The Company shall have a share registrar.

10.2 The transfer agent and its business place shall be determined by a resolution of the Board of Directors, and shall be placed for the public notice.	12.2 The share registrar and its handling place of business shall be determined by a resolution of the Board of Directors.

10.3 The register of shareholders and the register of beneficial shareholders of the Company (collectively, “Register of Shareholders, etc.”) and the register of lost-share-certificate shall be maintained at the business place of the transfer agent, and the Company shall have the transfer agent undertake, and the Company shall not undertake, all business relating to shares such as entry of name change of shareholders in the Register of Shareholders, etc., purchase and additional purchase of Shares Less Than One Unit, and procedures for invalidating share certificates.	12.3 The preparation and keeping of the register of shareholders (including the register of beneficial shareholders. Same shall apply hereinafter.), the register of stock acquisition rights and the register of lost-share-certificate of the Company and other business relating to the register of shareholders, the register of stock acquisition rights and the register of lost-share-certificate shall be delegated to the share registrar and shall not be handled by the Company.

Article 11 (Share Handling Regulation)	Article 13 (Share Handling Regulation)

Matters relating to shares such as denominations of share certificates, entry of name change of shareholders in the Register of Shareholders, etc., purchase and additional purchase of Shares Less Than One Unit, and procedures for invalidating share certificates shall be governed by the Share Handling Regulation established by the resolution of the Board of Directors.	Handling and fees relating to shares of the Company shall be governed by the Share Handling Regulation established by the resolution of the Board of Directors, in addition to laws and ordinances or the Articles of Incorporation.

Article 12 (Record Date)	(Delete)

12.1 The Company shall deem the shareholders having voting rights who are registered or recorded on the final Register of Shareholders, etc., as of March 31 each year to be the shareholders eligible to exercise voting rights at the Ordinary General Meeting of Shareholders for the accounting period.

12.2 The Company may set a record date by the resolution of the Board of Directors upon giving prior public notice thereof for determination of the shareholders eligible to receive Interim Dividends provided for in Article 39 hereof or for other necessities.

Chapter 3 General Shareholders Meeting	Chapter 3 General Shareholders Meeting

Article 13 (Convocation)	Article 14 (Convocation)

13.1 The Ordinary General Meeting of Shareholders shall be convened in June every year, and an Extraordinary General Meeting of Shareholders shall be convened at any time as necessary.	(Same as Article 13 of current Articles of Incorporation)

13.2 The General Shareholders Meeting shall be held at the place where the principal office is located or other places in the wards within Tokyo.

(New)	Article 15 (Record Date) Record date for voting at an Ordinary General Shareholders Meeting of the Company shall be March 31 every year.

[Translation]

Article 14 (Person to Convene and Chairperson)	Article 16 (Person to Convene and Chairperson)

A President and Representative Director shall convene a General Shareholders Meeting pursuant to the resolution of the Board of Directors and act as chairperson thereof. If the President and Representative Director is unable to so act, one of the other Representative Directors shall act as chairperson pursuant to the resolution of the Board of Directors.	(Same as Article 14 of current Articles of Incorporation)

(New)	Article 17 (Disclosure of the Reference Materials for a General Shareholders Meeting on the Internet and Deemed Provision)

The Company may, in convening a General Shareholders Meeting, deem to provide information with respect to items which should be described or displayed in the reference materials for the General Shareholders Meeting, business reports, financial statements and consolidated financial statements by disclosing them on the Internet in accordance with ordinances of the Ministry of Justice.

(New)	Article 18 (Method of Resolution)

18.1 Resolutions of a General Shareholders Meeting shall be adopted by a majority of voting rights of the shareholders present who are entitled to exercise their voting rights, unless otherwise provided by laws and ordinances or by the Articles of Incorporation.

18.2 Any resolution provided for in Article 309, Paragraph 2 of the Corporation Law shall be adopted by no less than two-thirds (2/3) of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who are entitled to exercise their voting rights.

Article 15 (Exercise of Voting Rights by Proxy)	Article 19 (Exercise of Voting Rights by Proxy)

15.1 Shareholders or their legal representative may appoint another shareholder having voting rights of the Company as their proxy and exercise their voting rights through the proxy; provided, however, that the number of the proxy shall be limited to one (1).	(Same as Article 15 of current Articles of Incorporation)

15.2 In the event of the previous paragraph, the shareholders or the proxy must submit to the Company a document establishing power of representation for each General Shareholders Meeting.

Article 16 (Method of Resolution)	(Delete)

16.1 Resolutions at the General Shareholders Meeting shall be adopted by a majority of voting rights of shareholders present, unless otherwise provided by laws and ordinances or by these Articles of Incorporation.

16.2 For the special resolution provided for in Article 343 of the Commercial Code, shareholders representing at least one-third (1/3) of voting rights of all shareholders shall be present, and the special resolution shall be adopted by at least two-thirds (2/3) of the voting rights represented by such shareholders present.

[Translation]

Article 17 (Minutes of General Shareholders Meeting)	(Delete)

The proceedings of the General Shareholders Meeting shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by the chairperson and Directors present, and the minutes shall be maintained at the Company.

Chapter 4 Director and Board of Directors	Chapter 4 Director and Board of Directors

Article 18 (Number)	Article 20 (Number)

The number of Directors shall be fourteen (14) or less.	(Same as Article 18 of current Articles of Incorporation)

Article 19 (Election)	Article 21 (Method of Election)

19.1 Directors shall be elected at the General Shareholders Meeting.	21.1 Directors shall be elected at the General Shareholders Meeting.

19.2 Directors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of all shareholders.	21.2 Directors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who may are entitled to exercise the voting rights.

19.3 No cumulative voting shall be used for a resolution of the election of Directors.	21.3 No cumulative voting shall be used for a resolution of elections of Directors.

Article 20 (Term of Office)	Article 22 (Term of Office)

20.1 The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within one (1) year subsequent to his/her assumption of office.	22.1 The term of office of each Director shall expire at the close of the Ordinary General Meeting of Shareholders with respect to the last business year ending within one (1) year after he/she is elected.

20.2 The term of office of a Director who was elected for increasing the number of Directors or filling a vacancy of the Director having retired from office before expiration of his/her office shall expire upon the expiration of the term of office of other Directors in service.	22.2 The term of office of a Director who was elected for increasing the number of Directors or filling a vacancy of the Director having retired from office before expiration of his/her office shall expire upon the expiration of the term of office of other Directors in service.

(New)	Article 23 (Representative Director and Executive Director)

23.1 The Board of Directors, by its resolution, shall appoint the Representative Director

23.2 The Board of Directors, by its resolution, may appoint a Chair, Presidents, Vice Presidents, Senior Managing Directors and Managing Directors.

Article 21 (Convocation of the Board of Directors)	Article 24 (Convocation of the Board of Directors)

21.1 A notice to convene the Board of Directors shall be dispatched to each Director and Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.	(Same as Article 21 of current Articles of Incorporation)

21.2 A meeting of the Board of Directors may be held without the procedures of convocation, if consented to by all the Directors and Corporate Auditors.

[Translation]

Article 22 (Method of Resolution)	(Delete)

The resolution of the Board of Directors shall be adopted by majority of votes of Directors present who constitute majority in number of all Directors.

(New)

Article 25 (Omission of Resolution of Board of Directors)

The Company shall deem that a resolution of the Board of Directors has been adopted in case that the requirement by Article 370 of the Corporation Law has been satisfied.

Article 23 (Authority of Board of Directors)	Article 26 (Authority of Board of Directors)

The Board of Directors of the Company shall determine administration of affairs of the Company and supervise the performance of duties by the Directors.	(Same as Article 23 of current Articles of Incorporation)

Article 24 (Representative Director and Executive Director)	(Delete)

24.1 Directors to represent the Company shall be appointed by the resolution of the Board of Directors.

24.2 The Board of Directors may appoint a Chairman, Presidents, Executive Vice-presidents, Executive Managing Directors and Managing Directors.

Article 25 (Minutes of Board of Directors)	(Delete)

An outline of the course of proceedings at each Board of Directors’ meeting and results thereof shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by Directors and Corporate Auditors present.

(New)	Article 27 (Regulation of the Board of Directors) Matters other than those provided in this Chapter shall be governed by the Regulation of the Board of Directors established by the Board of Directors.

Article 26 (Release of Liabilities of Outside Directors)	Article 28 (Release of Liabilities of Outside Directors)

The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to acts set forth in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with the provisions of Paragraph 19, Article 266 of the Commercial Code; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.	The Company may enter into an agreement with an Outside Director for limitation of liabilities for damages due to failure of his/her duty, in accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

[Translation]

Article 27 (Regulation of the Board of Directors)	(Delete)

Matters other than those provided in this Chapter shall be governed by the Regulation of the Board of Directors established by the Board of Directors.

Chapter 5 Corporate Auditor and Board of Corporate Auditors	Chapter 5 Corporate Auditor and Board of Corporate Auditors

Article 28 (Number)	Article 29 (Number)

The number of Corporate Auditors shall be four (4) or less.	(Same as Article 28 of current Articles of Incorporation)

Article 29 (Election)	Article 30 (Method of Election)

29.1 Corporate Auditors shall be elected at the General Shareholders Meeting.	30.1 Corporate Auditors shall be elected at the General Shareholders Meeting.

29.2 Corporate Auditors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of all shareholders.	30.2 Corporate Auditors shall be elected by a majority of the voting rights represented by the shareholders present, which shareholders present shall represent no less than one-third (1/3) of the voting rights of shareholders who are entitled to exercise their voting rights.

(New)	Article 31 (Effect of Pre-Election of Supplemental Corporate Auditors)

Pre-election of Supplemental Corporate Auditors shall be effective until the opening of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within four (4) years after he/she is elected.

Article 30 (Supplemental Corporate Auditor)	(Delete)

30.1 The Company may elect a supplemental Corporate Auditor in advance at the Ordinary General Meeting of Shareholders to prepare for an event where the number of Corporate Auditors falls below the number required by laws and ordinances.

30.2 A supplemental Corporate Auditor shall be elected by a majority of the voting rights represented by the shareholders present who shall have no less than one-third (1/3) of the voting rights of all shareholders at the General Shareholders Meeting.

30.3 Election of a supplemental Corporate Auditor provided for in this Article, paragraph 1 shall be effective until the opening of the Ordinary General Meeting of Shareholders to be held immediately following such election.

Article 31 (Term of Office)	Article 32 (Term of Office)

31.1 The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within four (4) years subsequent to his/her assumption of office.	The term of office of each Corporate Auditor shall expire at the close of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within four (4) years after he/she is elected.

31.2 The term of office of a Corporate Auditor who was appointed for filling a vacancy of the Corporate Auditor having retired from office before expiration of his/her office shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

[Translation]

31.3 The term of office of a supplemental Corporate Auditor who was appointed in advance as provided for in Article 30.1 shall expire at the time of expiration of the term of office of the retired Corporate Auditor.

Article 32 (Convocation of the Board of Corporate Auditors)	(Delete)

32.1 A notice to convene the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

32.2 A meeting of the Board of Corporate Auditors may be held without the procedures of convocation, if consented to by all the Corporate Auditors.

Article 33 (Method of Resolution)	(Delete)

The resolution of the Board of Corporate Auditors shall be adopted by majority of votes of Corporate Auditors unless otherwise provided by laws and ordinances.

Article 34 (Minutes of Board of Corporate Auditors)	(Delete)

An outline of the course of proceedings at each Board of Corporate Auditors’ meeting and results thereof shall be registered or recorded in the minutes with printed name and seal affixed or electronic signature affixed by Corporate Auditors present.

Article 35 (Full-Time Corporate Auditor)	Article 33 (Full-Time Corporate Auditor)

Corporate Auditors shall by mutual agreement appoint a Full-Time Corporate Auditor from among themselves.	Corporate Auditor, by a resolution of the Board of Corporate Auditors, shall appoint a Full-Time Corporate Auditor.

(New)	Article 34 (Convocation of the Board of Corporate Auditors)

34.1 A notice to convene the Board of Corporate Auditors shall be dispatched to each Corporate Auditor at least three (3) days before the meeting date; provided, however, that such period may be shortened in cases of emergency.

34.2 A meeting of the Board of Corporate Auditors may be held without the procedures of convocation, if consented to by all the Corporate Auditors.

Article 36 (Regulation of Board of Corporate Auditors)	Article 35 (Regulation of Board of Corporate Auditors)

Matters other than those provided in this Chapter shall be governed by the Regulation of Board of Corporate Auditors established by the Board of Corporate Auditors.	(Same as Article 36 of current Articles of Incorporation)

[Translation]

(New)	Article 36 (Release of Liabilities of Outside Corporate Auditors)

The Company may enter into an agreement with an Outside Corporate Auditor for limitation of liabilities for damages due to failure of his/her duty, in accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law; provided, however, that the maximum amount of liabilities for damages under such agreement shall be as provided by laws and ordinances.

Chapter 6 Accounts	Chapter 6 Accounts

Article 37 (Business Year and Settlement of Accounts)	Article 37 (Business Year)

37.1 The business year of the Company shall commence on April 1 every year and end on March 31 of the following year.	The business year of the Company shall commence on April 1 every year and end on March 31 of the following year.

37.2 The accounts shall be settled at the final day of each business year.

Article 38 (Dividend)	Article 38 (Payment of Surplus)

The dividend shall be paid to shareholders or registered pledgees registered or recorded in the final Register of Shareholders, etc., as of the last day of each business year.	38.1 The Company may, by a resolution of the Ordinary General Meeting of Shareholders, distribute its surplus, the record date of which shall be March 31 every year.

38.2 The Company may, by the resolution of Board of Directors, pay interim dividend as set forth in Article 454, Paragraph 5 of the Corporation Law, the record date of which shall be September 30 every year.

Article 39 (Interim Dividend)	(Delete)

The Company may declare distribution of money (“Interim Dividend”) provided for in Article 293-5 of the Commercial Code by the resolution of the Board of Directors to the shareholders and registered pledgees registered or recorded in the final Register of Shareholders, etc., as of September 30 every year.

Article 40 (Annulment Term)	Article 39 (Annulment Term)

The Company is exempted from liability for paying dividend and Interim Dividend if the same remains uncollected after three (3) years have elapsed from the first date on which such dividend and Interim Dividend became payable.	The Company is exempted from liability for paying dividend at the end of a business year and interim dividend if the same remains uncollected after three (3) years have elapsed from the first date on which such dividend and interim dividend became payable.

Supplemental Provisions	(Delete)

Article 1 (Shares to be Issued upon Incorporation)

1.1 The Company shall be incorporated by way of share transfer pursuant to Article 364 of the Commercial Code.

1.2 The class of shares to be issued upon incorporation of the Company shall be common stock and the number of shares thereof shall be 771,498,064 shares.

[Translation]

1.3 Notwithstanding the immediately preceding paragraph, if Daiichi Pharmaceutical Co., Ltd. (“Daiichi”) and Sankyo Company, Limited (“Sankyo”) cancel their treasury shares respectively and if Daiichi and Sankyo have newly issued shares of common stock respectively upon exercise of stock subscription rights and stock acquisition rights respectively issued by Daiichi and Sankyo, from the day immediately following March 31, 2005 (the “Calculation Date”) to the day immediately preceding the scheduled share transfer date, the number of shares to be issued upon the Share Transfer shall be the sum of Items 1 and 2 below with fractional shares less than one (1) share rounded downwards.

(1)    286,453,235 minus the number of treasury shares that Daiichi has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Daiichi newly issued after the day immediately following the Calculation Date upon exercise of stock subscription rights and stock acquisition rights issued by Daiichi, multiplied by one point one five nine (1.159).

(2)    439,498,765 minus the number of treasury shares that Sankyo has canceled since the day immediately following the Calculation Date plus the number of shares of common stock of Sankyo newly issued after the day immediately following the Calculation Date upon exercise of stock acquisition rights issued by Sankyo.

Article 2 (First Business Year)

Notwithstanding the provisions of Article 37, the first business year of the Company shall commence on the date of incorporation of the Company and end on March 31, 2006.

Article 3 (Term of Office of First Corporate Auditors)

Notwithstanding the provision of Article 31.1, the term of office of first Corporate Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders held for the accounting period last to expire within one (1) year subsequent to his/her assumption of office.

[Translation]

Forth Agenda Item: Election of Ten (10) Directors

The terms of office of all ten (10) current Directors will end at the close of this Ordinary General Meeting of Shareholders. Accordingly, the Company requests approval for the election of ten (10) Directors. Candidates for Director are as follows:

Number of Candidates	Name, Date of Birth	Biographical Data and Positions, and Representative of Other Companies etc.		Number of Shares of the Company Held	Conflict of Interest

1	Kiyoshi Morita (March 29, 1939)	April 1962	Entered Daiichi Pharmaceutical Co., Ltd. (“Daiichi”)	Ordinary Share 40,788	None
		April 1988	General Manager of Medical Sales & Market Information Department of Daiichi
		April 1991	General Manager of Medical Planning & Administration of Daiichi
		June 1991	Director of Daiichi
		October 1993	Director in charge of Medical Products of Daiichi
		June 1995	Managing Director of Daiichi
		June 1997	Representative and Senior Managing Director of Daiichi
		June 1999	Representative Director and President of Daiichi (to present)
		September 2005	Representative Director and Chairman of the Company (to present)
Positions as Representative of Other Companies etc.
Representative Director and President of Daiichi Representative Director and President of Laboratoires Daiichi Sanofi-Aventis

2	Takashi Shoda (June 21, 1948)	April 1972	Entered Sankyo Company, Limited (“Sankyo”)	Ordinary Share 59,600	None
		January 1999	General Manager of Europe Department of Sankyo
		June 1999	Senior General Manager of International Pharmaceutical Division & General Manager of Europe Department of Sankyo
		June 2001	Director of Sankyo
		June 2002	Managing Director of Sankyo
		June 2003	Representative Director and President of Sankyo
		September 2005	Representative Director and President of the Company & Director of Sankyo (to present)
Positions as Representative of Other Companies etc. None

[Translation]

3	Hiroyuki Nagasako (May 17, 1939)	April 1962	Entered Daiichi Pharmaceutical Co., Ltd. (“Daiichi”)	Ordinary Share 16,249	None
		April 1988	General Manager of Corporate Planning & Administration Department of Daiichi
		April 1991	Senior General Manager in charge of Corporate Planning & Administration of Daiichi
		June 1991	Director of Daiichi
		June 1993	Director in charge of Corporate Planning & Administration, Publishing of Daiichi
		June 1995	Managing Director of Daiichi
		June 1999	Representative and Senior Managing Director of Daiichi
		June 2003	Representative Director and Vice President of Daiichi
		June 2005	Advisor of Daiichi (to present)
		September 2005	Director of the Company (to present)
Positions as Representative of Other Companies etc. None

4	Yasuhiro Ikegami (December 24, 1939)	April 1962	Entered Sankyo Company, Limited (Sankyo)	Ordinary Share 29,400	None
		September 1994	General Manager of Fukuoka Branch of Sankyo
		September 2000	General Manager of Marketing Development Department of Sankyo
		June 2001	Director of Sankyo
		June 2002	Senior Managing Director of Sankyo
		June 2003	Representative Director and Vice President of Sankyo
		September 2005	Director of the Company & Representative Director and President of Sankyo (to present)
Positions as Representative of Other Companies etc.
Representative Director and President of Sankyo

5	Tsutomu Une (December 11, 1947)	April 1970	Entered Daiichi Pharmaceutical Co., Ltd. (“Daiichi”)	Ordinary Share 4,272	None
		October 1997	General Manager of Corporate R&D Planning Department of Daiichi
		June 1998	General Manager of Corporate Development & Licensing Department of Daiichi
		June 1999	Director of Daiichi
		October 1999	Director & General Manager of Corporate R&D Coordination & Business Development Department of Daiichi
		June 2001	Director in charge of Corporate R&D Coordination &Business Development Department of Daiichi
		October 2002	Managing Director of Daiichi (to present)
		September 2005	Director of the Company (to present)
Positions as Representative of other Companies etc.
Representative Director and Vice President of Sanofi-Aventis Daiichi Pharmaceutical Co., Ltd.
Managing Director of Daiichi Pharmaceutical (Beijing) Co., Ltd.
Director of Daiichi Pharmaceutical Korea Co., Ltd.

[Translation]

6	Kunio Nihira (April 6, 1933)	April 1957	Entered the National Police Agency	Ordinary Share 15,200	None
		June 1989	Chief of Police Administration, National Police Agency
		December 1990	Tokyo Metropolitan Police Commissioner
		June 1999	Chairman of the Japan Automobile Federation
		June 2003	Director of Sankyo Company, Limited (to present)
		September 2005	Director of the Company (to present)
Positions as Representative of Other Companies etc. None

7	Yoshifumi Nishikawa (August 3, 1938)	April 1961	Entered Sumitomo Banking Corporation (“Sumitomo Banking”)	Ordinary Share 0	None
		June 1986	Director of Sumitomo Banking
		June 1989	Managing Director of Sumitomo Banking
		November 1991	Senior Managing Director of Sumitomo Banking
		May 1996	Vice President of Sumitomo Banking
		June 1997	President of Sumitomo Banking
		April 2001	President of Sumitomo Mitsui Banking Corporation
		December 2002	President and Director of Sumitomo Mitsui Financial Group Corporation
		June 2005	Director of Daiichi (to present)
		September 2005	Director of the Company (to present)
Positions as Representative of other Companies etc.
Representative Director and President of Japan Post Co., Ltd.

8	Jotaro Yabe (January 8, 1939)	April 1963	Entered Fair Trade Commission (“FTC”)	Ordinary Share 2,318	None
		June 1991	Manager of Trade Department of FTC
		July 1992	Manager of Economics Department of FTC
		July 1994	Manager of Investigation Department of FTC
		June 1996	Investigation Commissioner of FTC
		June 1997	Secretary General of FTC
		April 1999	Professor of Graduate School of Law and Politics of Osaka University
		April 2004	Professor of Jissen Women’s University, Department of Human Sociology (to present)
		June 2005	Director of Daiichi Pharmaceutical Co., Ltd. (to present)
		September 2005	Director of the Company (to present)
Positions as Representative of Other Companies etc. None

9	Katsuyuki Sugita (October 13, 1942)	April 1966	Entered Nihon Kangyo Bank	Ordinary Share 11,500	None
		June 1994	Director of Daiichi Kangyo Bank Ltd., and General Manager, Administration
		June 1997	Representative Director and President of Daiichi Kangyo Bank Ltd.
		September 2000	Director and President of Mizuho Holdings & Representative Director and President of Daiichi Kangyo Bank Ltd.
		June 2002	Honorary Advisor of the Mizuho Financial Group, Inc.
		June 2003	Director of Sankyo Company, Limited (to present)
		September 2005	Director of the Company (to present)
Positions as Representative of Other Companies etc. None

[Translation]

10	Yukio Sugimura (January 16, 1942)	April 1966	Enter Sankyo Company, Limited (“Sankyo”)	Ordinary Share 13,408	None
		September 1993	General Manager of Exploratory Chemistry Research Laboratory of Sankyo
		September 1999	Deputy Senior General Manager of Research Institute and General Manager of Research Planning Department of Sankyo
		June 2001	Director of Sankyo
		June 2002	Senior Managing Director of Sankyo
		June 2003	Representative Director and Vice President of Sankyo (to present)
Positions as Representative of Other Companies etc.
Representative Director and Vice President of Sankyo

Note: Kunio Nihira, Yoshifumi Nisikawa, Jotaro Yabe and Katsuyuki Sugita are candidates for Outside Director.

Fifth Agenda Item: Election of Four (4) Corporate Auditors

The terms of office of all four (4) current Corporate Auditors will end at the close of this Ordinary General Meeting of Shareholders. Accordingly, the Company requests approval for the election of four (4) Corporate Auditors.

This proposal has been consented to by the Board of Corporate Auditors. Candidates for Corporate Auditor are as follows:

Number of Candidates	Name, Date of Birth	Biographical Data and Positions, and Representatives of Other Companies etc.		Number of Shares of the Company Held	Conflict of Interest

1	Kozo Wada (January 6 1940)	April 1962	Entered Sankyo Company, Limited (“Sankyo”)	Ordinary Share 15,571	None
		July 1989	Deputy General Manager of Accounting Department of Sankyo
		June 1991	General Manager of Audit Department of Sankyo
		June 1998	Full-Time Corporate Auditor of Sankyo (to present)
		September 2005	Full-Time Corporate Auditor of the Company (to present)
Positions as Representative of Other Companies etc. None

2	Atsuo Inoue (April 11, 1940)	April 1965	Entered Daiichi Pharmaceutical Co., Ltd. (“Daiichi”)	Ordinary Share 42,720	None
		April 1991	General Manager of International Medical Development Department of Daiichi
		June 1995	Director of Daiichi
		October 1995	Director & General Manager of Global Medical Planning Department of the Company
		October 1997	Director & General Manager of International Division of the Company
		May 1999	Director in charge of International Division of Daiichi & General Manager of International Division of the Company
		June 1999	Managing Director of Daiichi
		September 2005	Full-Time Corporate Auditor of the Company (to present)
Positions as Representative of Other Companies etc. None

[Translation]

3	Kaoru Shimada (March 16, 1934)	April 1960	Entered Faculty of Medicine, The University of Tokyo, Department of Internal Medicine	Ordinary Share 2,610	None
		April 1972	Director of Microbiology, Tokyo Welfare Institute Hospital
		August 1984	Professor for Infectious Diseases, Institute of Medical Science, The University of Tokyo
		April 1991	Director Research Hospital, The Institute of Medical Science, The University of Tokyo
		April 1996	Director of Tokyo Senbai Hospital
		June 2003	Corporate Auditor of Sankyo Company, Limited (to present)
		September 2005	Corporate Auditor of the Company (to present)
Positions as Representative of Other Companies etc. None

4	Koukei Higuchi (March 14, 1936)	April 1960	Entered the Tokyo Marine & Fire Insurance Co., Ltd.	Ordinary Share 0	None
		June 1989	Director of the Tokyo Marine & Fire Insurance Co., Ltd.
		August 1991	Managing Director of the Tokyo Marine & Fire Insurance Co., Ltd.
		June 1995	Senior Managing Director of the Tokyo Marine & Fire Insurance Co., Ltd.
		June 1996	Director and President of the Tokyo Marine & Fire Insurance Co., Ltd.
		June 2001	Director and Chairman of the Tokyo Marine & Fire Insurance Co., Ltd.
		June 2003	Senior Corporate Advisor of the Tokyo Marine & Fire Insurance Co., Ltd. (to present)
		June 2004	Corporate Auditor of Daiichi Pharmaceutical Co., Ltd. (to present)
		September 2005	Corporate Auditor of the Company (to present)
Positions as Representative of Other Companies etc. None

Note: Kaoru Simada and Koukei Higuchi are candidates for Outside Corporate Auditor.

Sixth Agenda Item: Election of One (1) Supplemental Corporate Auditor

In case that the number of Corporate Auditors does not satisfy the requirement stipulated by laws and ordinances, the Company requests approval for the election of one (1) Supplemental Corporate Auditor.

This proposal has been consented to by the Board of Corporate Auditors.

A candidate for Supplemental Corporate Auditor is as follows:

Name, Date of Birth	Biographical Data and Positions, and Representative of Other Companies etc.		Number of Shares of the Company Held	Conflict of Interest

Sumio Moriwaki (March 3, 1957)	April 1981	Registered as Attorney at Law Entered Ishii Law Office	Ordinary Share 0	None
	April 1991	Partner of Ishii Law Office (to present) Positions as Representative of Other Companies etc. None

Note: Sumio Moriwaki is an candidate for filling the vacancy of Outside Corporate Auditors.

[Translation]

[Information on Exercise etc. of Voting Rights]

(1)	Exercise of Voting Rights by Proxy

If you don’t attend at the Ordinary General Meeting of Shareholders, you may attend through another one shareholder holding voting rights of the Company as your proxy; provided, however, that a document proving the proxy must be submitted.

(2)	How to Learn the Revisions to Reference Materials and Financial Statements etc.

If any revisions in the Reference Materials for the Ordinary General Meeting of Shareholders or Financial Statements arise, revised matters will be displayed on the Company’s website (http://www.daiichisankyo.co.jp/).

(3)	Treatment of Duplicate Votes by Mail and on the Internet etc.

If your voting rights are exercised both by mail and on the Internet etc., we will consider the exercise on the Internet to be valid.

(4)	Treatment of Duplicate Votes on the Internet etc.

If your voting rights are exercised more than once on the Internet, we will consider the latest vote to be valid.

(5)	Information on Exercise of Voting Rights on the Internet etc.

1)	Dedicated Voting Website

a.	Voting rights may be exercised on the Internet only by gaining access to and using the website designated by us (http://www.evote.jp/) from a PC or mobile phone (i-mode, EZweb or Vodafone live!) for exercise of voting rights.

(“i-mode,” “EZweb” and “Vodafone live!” are trademarks of NTT DoCoMo, Inc., KDDI Corporation, and the Vodafone Group Plc, respectively.)

b.	When exercising your voting rights on PC, please note that if firewalls, etc., are in place for Internet connections, anti-virus software has been installed, or if you are using a proxy server, you might not be able to exercise your voting rights on the Internet at the website for exercise of voting rights depending on the Internet environment of your setup.

c.	When exercising your voting rights using a mobile phone, you need to use one of the following services: i-mode, EZweb, or Vodafone live! However, even if you use one of the listed services, for security reasons, you will only be able to vote on mobile terminals that may both process encrypted communications (SSL communications) and send such information. Therefore, please note that you might not be able to use certain mobile terminals to exercise your voting rights.

2)	How to Exercise Voting Rights on the Internet

a.	If you are using a PC, please choose the company name “Daiichi Sankyo Company, Limited” in the page “List of Companies” which will be displayed upon your access to http://www.evote.jp/. Then, please click “Exercise Voting Rights” in the page “Website for Exercise of Voting Rights on the Internet” and the “identity verification” page will be displayed.

If you are using a mobile phone, please click the “Login” button in the “Website for Exercise of Voting Rights” page, which will be displayed upon your access to the URL mentioned above, and the “identity verification” page will be displayed.

In any case, please use the “voting code” and the “temporary password” printed on the enclosed Card for Exercise of Voting Rights in the “identity verification” page and input your vote in accordance with the instructions that will appear on your screen.

b.	Please note that, to prevent unauthorized access to the site by individuals other than shareholders (persons impersonating shareholders) or the alteration of votes, we may request that shareholders change their “temporary password,” and complete an electronic verification process (or confirm their mobile phone transmission).

c.	Shareholders will be notified of a new “voting code” every time a General Shareholders Meeting is scheduled. However, the passwords registered by individual shareholders, who have agreed to receive their notice for the convocation of the shareholders meeting by e-mail on PC, will remain unchanged until such passwords are changed by those shareholders. Therefore, please carefully guard your password.

[Translation]

3)	Costs Related to Accessing the Voting Website

All costs associated with the access to the voting website (cost of dial-up connections, telephone tolls, etc.) need to be borne by the shareholder. Also, when voting by mobile phone, packet communication fees and other costs entailed by the use of a mobile phone also need to be borne by the shareholder.

4)	Method for Receiving the Convocation Notice

For the General Shareholders Meeting to be held next time and in subsequent times, shareholders may elect to receive their convocation notice by e-mail. Shareholders accessing the voting website on PC should complete the registration procedures on the website. Please note that these procedures may not be completed using mobile phone and that mobile phone e-mail addresses may not be submitted for registration purposes.

For further assistance regarding the system, please contact:

Transfer Agent Department (Help Desk) Mitsubishi UFJ Trust and Banking Corporation Phone: 0120-173-027 (9:00 to 21:00 (Japan Time), toll free (Japan only))